Exhibit 99.1

Automax Motors Ltd.

Consolidated Financial Statements as for

December 31, 2023

Automax Motors Ltd.

Consolidated Financial Statements as for

December 31, 2023

Table of Contents:

Auditors’ Report

To the shareholders of

Automax Motors

We have audited the accompanying balance sheets of Automax Motors Ltd. (hereafter: “the Company”) as of December 31, 2023 and 2022, and the related statements of profit and loss, statements of changes in equity and statements of cash flow for the years then ended. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the AICPA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations, the changes in equity and cash flow for those years then ended, in conformity with International Financial Reporting Standards (IFRS) and the provisions of the Securities Regulations (Annual Financial Statements), 2010.

Without qualifying our above opinion, we refer to note 21(a) to the financial statements regarding the indictment that was filed against the company Global Automax Ltd. along with its officers, for suspicions of committing offenses as detailed in the note, and also to what is stated in note 1(d) regarding the company’s financial situation, the company’s losses and regarding the steps the company is taking in order to meet its obligations. The company estimates that its financial strength, together with its financial sources and taking the actions detailed in the note, will allow it to continue to finance its activities and meet its obligations in the foreseeable future.

Key matters in the audit

Key matters in the audit are matters that were communicated, or were required to be communicated, to the company’s board of directors and which, according to our professional judgment, were most significant in the audit of the consolidated financial statements for the current period. These matters include, among other things, any matter which: (1) relates, or may relate, to material sections or disclosures in the financial statements and (2) our judgment regarding it was particularly challenging, subjective or complex. These matters are answered as part of our audit and formation of our opinion on the consolidated financial statements as a whole. The communication of these matters below does not change our opinion on the consolidated financial statements as a whole and we do not use it to give a separate opinion on these matters or on the sections or disclosures to which they refer.

Vehicle inventory

As described in note 8 to the consolidated financial statements, as of December 31, 2023, the balance of the vehicle inventory amounts to approximately 183,647 thousand NIS and constitutes approximately 60% of the total assets in the company’s consolidated financial statements.

Also, as described in note 2(9), the company’s management measures the inventory according to the lower of cost or net realizable value. The inventory cost includes the expenses for purchasing the inventory and bringing it to its current location and condition. Net realizable value is the estimate of the sale price in the normal course of business minus the estimate of costs for completion and costs necessary to carry out the sale. Vehicle inventory cost is determined based on a specific cost.

Due to the materiality of the vehicle inventory balance in the consolidated financial statements and due to the fact that the audit of the inventory is an essential part of the audit work, we determined, according to our professional judgment, that the examination of the existence and evaluation of the inventory as of December 31, 2023 is a key matter in the audit.

The audit procedures carried out in response to the key matter in the audit

The audit procedures we performed, related to this key matter, included, among others, the following procedures: understanding the internal control environment regarding the vehicle inventory registration process; Attending the company’s inventory counts and sampling inventory details for the purpose of checking their existence; receiving direct counting approvals from external websites; checking vehicle inventory costs and their book value; Assessing the adequacy of the disclosure in the consolidated financial statements; Checking that inventory items are shown according to the lower of cost or net realizable value.

Examining the decline in value of the company’s assets

As a continuation of Notes 2(12) and 2(15), the company identified signs of asset impairment and performed an asset impairment assessment, in accordance with the requirements of International Accounting Standard IAS 36, through a comparison between the book value of the cash-generating unit and its recoverable amount. We identified the examination of the decline in value of the company’s assets, as of December 31, 2023, as a key matter in the audit. Determining the recoverable amount for the aforementioned cash-generating units involved a great deal of subjective judgment, since changes in the assumptions can have a material effect on the result of the examination of the decline in value of the cash-generating units.

The audit procedures carried out in response to the key matter in the audit

The audit procedures we performed, related to this key matter, included, among others, the following procedures: understanding of processes and the control environment, regarding the examination of impairment by the company; Examining the adequacy of the identification of the cash generating units; Examining the methodology used in determining the refundable amount; assessment of the skills, experience and independence of the valuer on behalf of the company’s management; Assessing the plausibility of the significant assumptions underlying the works to examine impairment; Performing a sensitivity analysis regarding the management’s significant assumptions used in the valuation; due diligence of the book value and value in use of the cash-generating units; Examination of the adequacy of the disclosures in the financial statements related to the examination of the decrease in value.

Sincerely,

Ben David Shalvi, Kop & Co.
Certified Public Accountants, (Isr.)
Jerusalem,
Jerusalem, March 31, 2024

Automax Motors Ltd.

Consolidated statements of financial position

(in thousands ILS)

		As for 31 December
	Note	2023	2022
Current Assets
Cash and cash equivalents	5	1,552	2,234
Trade receivables	6	26,552	17,819
Accounts receivable and debit balances	7	34,801	48,331
Receivable current taxes		2,023	119
Vehicles inventory	8	183,647	176,863
Indemnity assets		1,000	1,000
		249,575	246,366
Non-current assets
Investments in companies treated according to the book value method	9	12,489	17,779
Right-of-use assets, net	10	20,485	16,797
Property, plant and equipment, net	11	7,871	7,430
Intangible assets, net	12	11,119	10,670
Financial assets stated at fair value recognized through profit and loss		172	172
Long-term prepaid expenses		191	-
Long term deposits in banking corporations	13	409	535
Deferred taxes	24	3,005	3,333
		55,741	56,716

Total Assets		305,316	303,082

The accompanying notes constitute an integral part of the financial statements.

Automax Motors Ltd.

Consolidated statements of financial position

(in thousands ILS)

		As for 31 December
	Note	2023	2022
Current Liabilities
Short term credit from banking corporations and financing bodies	14	141,430	141,392
Current maturities of liabilities with respect to lease agreements		5,775	4,177
Suppliers and service providers	15	16,169	27,975
Accounts payable and credit balances	16	45,820	24,145 (*)
Payable current taxes		-	1,451
Liabilities with respect to bonds	19	6,849	4,566
		216,043	203,706
Non-current liabilities
Long term credit from banking corporations	17	1,807	3,675
Long-term redeemable cheks		-	2,143
Long-term liabilities with respect to lease		16,329	13,855
Loans from non-controlling shareholders	18	985	957 (*)
Liabilities with respect to bonds	19	34,598	42,543
Investments in companies treated according to the book value method		-	133
Liabilities with respect to employee benefits, net	20	140	215
		53,859	63,521
Total Equity
Total equity attributed to Company shareholders
Share capital	22	5,184	2,389
Share premium		78,466	67,382
Options		1,845	1,457
Capital reserves		(312)	(430)
Share-based payment		20,014	17,465
Retained loss		(68,635)	(52,252)
Total equity attributable to Company’ shareholders		36,562	36,011
Non-controlling interest rights		(1,148)	(156)
Total equity		35,414	35,855

Total liabilities and equity		305,316	303,082

(*)	Reclassified.

31/03/2024	/S/ Daniel Levy	/S/ Amitay Weiss	/S/ Yaara Alfie
Date of approval	Daniel Levy	Amitay Weiss	Yaara Alfie
of financial	CEO	Chairman of the	CFO
statements		Board

The accompanying notes constitute an integral part of the financial statements.

Automax Motors Ltd.
Consolidated statements of profit and loss
(in thousands ILS)

		For the year ended December 31,
	Note	2023	2022
Revenues	25	418,932	453,617
Cost of sales	26	(381,089)	(392,918)
Gross profit		37,843	60,699

Sales and marketing expenses	27	(27,194)	(27,612)
Administrative and general expenses	28	(16,965)	(16,849)
Granting options to employees		(2,549)	(9,976)
Issuance related expenses		-	-
Other incomes		1,557	226
Operational profit (loss)		(7,308)	6,488

Financing expenses	29	(16,831)	(8,935)
Financing incomes	29	7,722	3,703
Financing expenses, net		(9,109)	(5,232)
Company’s share in losses of companies handled according to the book value method		(600)	(585)
Profit (loss) before taxes on income		(17,017)	671
(Taxes on income) tax benefit	24	(358)	(1,931)
Total profit (loss) for the year		(17,375)	(1,260)

Annual profit (loss) allocation:
Company’ shareholders		(16,384)	(1,104)
Non-controlling shareholders		(991)	(156)
		(17,375)	(1,260)
Profit (loss) per share attributable to Company’ shareholders
Profit (loss) per share in ILS	30	(0.21)	(0.02)

The accompanying notes constitute an integral part of the financial statements.

Automax Motors Ltd.

Consolidated statements of comprehensive income

(in thousands ILS)

	For the year ended
	December 31,
	2023	2022
Loss for the year	(17,375)	(1,260)
Other comprehensive income (loss):
Items not reclassified to profit or loss:
Recalculation of net liability with respect to employment termination	118	98
Total annual other comprehensive income (loss)	118	98
Total annual comprehensive income (loss)	(17,257)	(1,162)
Annual comprehensive income (loss) allocation:
Company’ shareholders	(16,266)	(1,006)
Non-controlling shareholders	(991)	(156)
Total	(17,257)	(1,162)

The accompanying notes constitute an integral part of the financial statements.

Automax Motors Ltd.

Consolidated statements of changes in shareholders’ equity

(in thousands ILS)

	Shares capital	Shares premium	Options	Capital reserves	Share- based payment	Retained loss	Total equity attributed to Company shareholders	Minority Shares	Total
Balance as for January 1, 2023	2,389	67,382	1,457	(430)	17,465	(52,252)	36,011	(156)	35,855
Issuance of shares and allocation of options	-	-	388	-	-	-	388	-	388
Issuance of shares via private offer	1,114	12,765	-	-	-	-	13,879	-	13,879
Issuance of shares according to milestones	1,681	(1,681)	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	2,549	-	2,549	-	2,549
Other comprehensive income	-	-	-	118	-	-	118	-	118
Loss for the year	-	-	-	-	-	(16,383)	(16,383)	(992)	(17,375)
Balance as for December 31, 2023	5,184	78,466	1,845	(312)	20,014	(68,635)	36,562	(1,148)	35,414

	Shares capital	Shares premium	Options	Capital reserves	Share- based payment	Retained loss	Total equity attributed to Company shareholders	Minority Shares	Total
Balance as for January 1, 2022	2,389	67,382	1,457	(413)	7,488	(51,148)	27,155	-	27,155
Share-based payment	-	-	-	-	9,977	-	9,977	-	9,977
Allocation of rights to shares	-	-	-	(115)	-	-	(115)	-	(115)
Other comprehensive income	-	-	-	98	-	-	98	-	98
Loss for the year	-	-	-	-	-	(1,104)	(1,104)	(156)	(1,260)
Balance as for December 31, 2022	2,389	67,382	1,457	(430)	17,465	(52,252)	36,011	(156)	35,855

The accompanying notes constitute an integral part of the financial statements.

Automax Motors Ltd.

Consolidated Statements of Cash Flows

(in thousands ILS)

	For the year ended
	December 31,
	2023	2022
Cash flows from operating activities:
Loss of the year	(17,375)	(1,260)
Adjustments required for the presentation of net cash flows from operating activities (Appendix A)	20,517	96,782	(*)
Net cash generated by (used for) operating activities	3,142	(98,042)

Cash flows from investing activities:
Consolidation commencement (Appendix B)	-	465
Withdrawal from (investment in) affiliated companies	5,268	(14,534)
Acquisition of leasehold assets	(90)	-
Consideration with respect to realization of property, plant and equipment items, net	1,703	460
Investment in indemnity assets	-	-
Investment in financial asset measured at fair value, recognized through profit and loss	-	(172)
Investment in intangible assets	(3,416)	(923)
Purchase of property, plant and equipment	(3,951)	(3,810)
Withdrawal of (investment in) short-time deposit	133	61
Net cash generated by (used for) investing activities	(353)	(18,453)

Cash flows from financing activities
Issuance of equity	8,879	-
Receipt (repayment) of short-term credit from banking corporations	(391)	77,874
Repayment of liability with respect to lease agreements	(5,272)	(3,785	)(*)
Repayment of long-term loans from banking corporations	(1,969)	(2,446)
Provision of loans to related parties in consolidated companies	(151)	(767)
(Repayment) issuance of bonds	(4,567)	45,015
Net cash generated by (used for) financing activities	(3,471)	115,891
Decrease in cash and cash equivalents	(682)	(604)
Cash and cash equivalents as for the beginning of the year	2,234	2,838
Cash and cash equivalents as for year end	1,552	2,234

(*)	Reclassified.

The accompanying notes constitute an integral part of the financial statements.

Automax Motors Ltd.
Consolidated Statements of Cash Flows
(in thousands ILS)

Appendix A - Adjustments required for the presentation of net cash flows from operating activities

	For the year ended
	December 31,
	2023	2022
Incomes and expenses non-involving cash flows
Depreciation and amortization	10,392	8,182
Deferred tax expenses (income)	293	421
Other incomes	(104)	(226)
Share-based payment	2,549	9,976
The group’s share in the results of companies treated according to the book value method, net	600	585
IFRS 16 implementation effects	-	- (*)
Financing expenses, net	2,939	2,662
Trade registration expenses	-	-
	16,669	21,600
Changes in assets and liabilities items
Increase in vehicles inventory	(6,551)	(97,082)
Decrease (increase) in accounts receivable and debit balances	9,806	(21,238)
Increase in trade receivables	(8,733)	(9,253)
Increase (decrease) in suppliers and service providers	(8,949)	6,403
Increase (decrease) in accounts payable and credit balances	21,743	1,368
Increase in long-term prepaid expenses	(191)	-
Increase in employee’ benefits and employee related provisions	78	88
Increase (decrease) in current payable taxes	(3,355)	1,332
	3,848	(118,382)

	20,517	(96,782)

The accompanying notes constitute an integral part of the financial statements.

Automax Motors Ltd.
Consolidated Statements of Cash Flows
(in thousands ILS)

Appendix B - Consolidation Commencement

	For the year ended
	December 31,
	2023	2022
Working capital not including cash	-	167
Inventory	-	613
Property, plant and equipment and intangible assets	-	938
Balances with respect to lease, net	-	(167)
Loan from related parties	-	(2,780)
Goodwill	-	764
	-	465

(*)	Reclassified.

The accompanying notes constitute an integral part of the financial statements.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General

A.	Company description:

The company has been incorporated in 2006, and until December 2019, offered and provided, together with its subsidiaries, a variety of proprietary programmatic data-driven platforms that focused on two main activities of domain monetization and mobile digital advertising for advertisers, advertising agencies, application developers and domain owners, mainly in the U.S.and European countries. Its shares were traded on the London Stock Exchange (“LSE”) and at the Tel Aviv Stock Exchange Ltd. (“TASE”).

On June 23, 2020, the trading in the Company’s shares on the LSE and TASE exchanges was suspended. On November 25, 2020, trading resumed on TASE as part of the list for limited trading (retention list) and on January 12, 2021, the Company’s shares returned to trading as part of general trading on the main list on TASE.

On November 23, 2020, the Company’s shares were delisted from trading on the LSE.

During the period between the middle of 2017 and up to December 2019, the Company sold all of its activities in the field of digital advertising.

As of the date of the completion of the merger transaction (as defined in Note 1(c) hereunder), the Company is engaged, through Global Auto Max Ltd, a fully controlled subsidiary in the import to Israel and marketing of a variety of private and commercial vehicles models. In addition, the Company is engaged in direct import and marketing in Israel of buses manufactured by Temsa (through Dalhom Automax (as defined below), as well as in the purchase and sale of used vehicles (trade-in) (through Automax Trade-in (as defined below). Regarding the merger with Global Automax Ltd. see Note 1(c) hereunder.

On April 22, 2021, the company changed its name from Matomy Media Group Ltd. to Automax Motors Ltd.

Following are details of companies held by the Company as for the balance sheet date:

●	Global Auto Max Ltd. - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel (hereinafter: “Global Auto Max”) in 2014.

●	Automax Trade In Ltd. (hereinafter: “Automax Trade In”) - holding 80% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

●	Dalhom Automax Ltd. (hereinafter: “Dalhom”) - holding 50% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

●	Automax Leasing Ltd. (hereinafter: “the leasing company”) - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

B.	Description of Global Automax Ltd.:

Global Automax Ltd. was incorporated in Israel in 2014 as a private company in accordance with the provisions of the Companies Law, 2019-1999 (hereinafter: the Companies Law”).

The head offices of Global Automax are situated in Jerusalem. As of the day of its incorporation, Global Automax has been engaged in importing into Israel and marketing a variety of various vehicles intended for private use.

Global Automax is a licensed indirect importer, as defined in Paragraph 42 of the Services and Professions Licensing in the Automotive Industry Law, 5766-2016 (hereunder: “Automotive Services Licensing Law”). Said license covers 27 vehicle products in a variety of models.

As of the date of the financial statements, Global Automax conducts its operations through 12 car sale centers located in Jerusalem, Rishon Le-Zion, Petah Tikva, Afula, Be’er Sheva, Haifa, Ashkelon, Ra’anana, Akko, Netanya, Ashdod and Glilot, in addition to operating a series of storage facilities and PDI (pre-delivery inspection) service agencies for vehicles up for sale.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

Since the outbreak of the Iron Swords War, the Company’s branches in Ashkelon and Petah Tikva have been closed, and the Company is examining the continuance of their operation. The Company assesses that the impact of not operating these branches is immaterial to the group.

Following are details of companies held by Global Automax as for the balance sheet date:

●	EDV Car Importers Ltd. - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2019. In August 2023, the company changed its name to Automax Fleets Ltd. (hereinafter: “Automax Fleets”).

●	Automax HaSharon Ltd. (hereinafter: “Automax HaSharon”) - holding of 67% of the issued and paid-up capital. A private company incorporated and registered in Israel in 2021.

●	Automax Netanya Ltd. - holding 100% of the issued and paid-up capital, a private company registered and incorporated in Israel in 2022.

●	Automax HaShfela Ltd. – holding 50% of issued and paid up capital, a private company incorporated and registered in Israel in 2022.

●	Automax Leasing and Vehicle Fleets Ltd. (hereinafter: “Automax Leasing and Vehicle Fleets”) - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2023.

C.	Merger with Global Automax Ltd.:

On November 9, 2020, the Company, Global Automax, and its (former) shareholders (controlling shareholders of the Company as for the date of the financial statements) and M.R.M. Merhavit Holdings and Management Ltd. (hereunder: “Transaction Initiator”) entered into a merger agreement by means of exchanging stock between the Company and the former shareholders of Global Automax (hereunder: the “Merger Agreement” or the “Merger Transaction” or the “Transaction”).

On March 24, 2021, the Merger Transaction has been finalized after the preconditions detailed within the Merger Agreement were met. As part of the transaction, the Company allocated ordinary shares to the shareholders of Global Automax (above and hereunder: (“Date of completion of the merger transaction”), which constituted immediately after their allocation 52.53% of the Company’s issued and paid-up share capital, as well as rights to the allocation of additional shares upon the fulfillment of milestones established in the Merger Agreement, which, if fully fulfilled, will increase the holdings of the former shareholders of Global Automax to 73% of the Company’s fully diluted issued and paid-up share capital.

In exchange, all shareholders of Global Automax at that time transferred their shares in Global Automax to the Company, so that after the completion of the transaction the Company owns 100% of Global Automax shares, fully diluted, as well as every right of any kind and type in Global Automax.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

In addition, a number of Global Automax officers who serve as Company officers after the completion of the transaction were assigned with options to purchase 59,257,103 ordinary shares of the Company, according to an employee, officers and service providers’ option allocation plan upon the time of completion of the merger by the Company.

At the time of completion of the Merger Transaction, the directors of the Company who were in term at that time ceased to hold office (with the exception of the external directors and Mr. Amitay Weiss), as well as the other officers of the Company, and replaced by directors and various officers proposed by the former shareholders of Global Automax.

In addition, it was determined that according to the Merger Agreement, the amount of cash in the Company’s “petty cash” account as on the date of the Merger Transaction completion should be approx. 22 million ILS. Despite the aforementioned, according to the reconciliation, as carried out subject to the provisions of the Merger Agreement, the “petty cash” balance at the date of the reconciliation amounted to just 21.5 million ILS. The entire amount of the difference (approx. 500 thousand ILS) is subject to the indemnification provision stipulated in the Merger Agreement, according to which the amount of the difference will be paid by way of allocating the indemnity shares against capital raising to be carried out by the Company. In accordance with the provisions of the merger agreement, to the extent that it is not possible for any reason to make the indemnification in shares in the manner stated above, the controlling owners will be given indemnification in cash.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

The Agreement also includes provisions regarding mutual compensation, instructions regarding the settlement of previous Company’ undertakings, preliminary terms and additional stipulations with respect to the completion of the Merger Transaction according to its terms as well as provisions regarding future issuance of securities subject to Company’ prospectus.

On March 28, 2023, in light of the Company’s compliance with milestones #2 and 3 stipulated in the merger agreement, the Company allocated to the controlling owners 168,105,258 additional ordinary shares of the Company, which constituted approx. 41% of the issued and paid-up capital of the Company after the allocation. As for the signature date of the financial statements, the controlling shareholders hold, jointly, about 55.65% of the Company’s issued and paid-up share capital.

D.	Effect of changes in the business environment on the Group’s activities and the Group’s business situation:

The Company imports its inventory of vehicles from various suppliers situated in Europe and North America. Its revenues derive from the sale of vehicles in Israel in ILS. Therefore, the Company is exposed to depreciation in the exchange rate of the shekel against the foreign currencies of the countries from which the vehicles are imported. From the beginning of 2023, there has been a depreciation in the exchange rate of the shekel against various currencies, and more specifically the various currencies to which the Company is exposed. According to the Bank of Israel, this trend, which began to moderate as of November 2023 and as for the date of the publication of the report, is mainly due to the legislative changes regarding the judicial system in Israel, as detailed below. The erosion trend in the exchange rate of the shekel against foreign currencies that the Company is exposed to, has a negative effect on the Company’s profitability, especially in the short term, if it is not possible for the Company to adjust the selling prices of the vehicles it sells.

In light of the erosion trend in the exchange rate of the shekel against foreign currencies that the Company is exposed to from the beginning of 2023, the Company has made a change in the mix of vehicles it imports and in the purchase currencies (in accordance with the changes in the market). In addition, the Company implements a currency risk’ management policy which is designed to reduce said exposures.

From the second quarter of 2022 and until the second quarter of 2023, inter alia due to the appearance of a number of economic and geopolitical events that affected price levels worldwide, there was a sharp increase in inflation (during the 12-months period between March 2022 and March 2023, the consumer price index in Israel rose by 5%). In the second quarter of 2023, there was a certain moderation in the rate of increase in the consumer price index, which continued in the third quarter of 2023, and moved to a decrease in the fourth quarter of 2023 (mainly in light of the effect of the Iron Swords War). The increase in the consumer price index in Israel in 2023 amounted to 3%.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

In response to the increase in prices and subsequently to the interest rate increases by the central banks in Europe and the USA, starting in April 2022, the Bank of Israel decided to raise the Bank of Israel’ interest rate, and it increased several times from a rate close to zero (which prevailed for about 7 years) to a rate of 4.75% per year, in the second quarter of 2023. In January 2024, the Bank of Israel decided to lower the annual rate by 0.25% to a level of 4.5%, which also prevails at the time of the publication of this report.

According to the Bank of Israel Research Department’s forecast published in January 2024, the inflation rate during 2024 is expected to be 2.4%, and the average Bank of Israel’ interest rate is expected to be 3.75%/4.00% in the fourth quarter of 2024.

The credit lines provided by banking corporations to the companies within the Group bear interest at the rate of the prime interest rate (which is the Bank of Israel’ interest plus 1.5%. At the time of the publication of the financial statements, the prime interest rate is 6%), plus a certain rate, as agreed during deliberations with the banking corporations upon actual takeout of the credit. Said rate is affected, inter alia, by the market interest rate, by the extent of credit and by the familiarity of the bank with the Company. Therefore, the increase in the Israeli interest rate has led to a rise in the Group’s financing costs (which are expected to continue increasing with the continued rise in interest), which might affect the financial results of the Group and its profitability. However, the Company does not expect that a higher interest rate environment will be a practical obstacle in taking credit from banks or other financing bodies. In addition, the Company does not anticipate that the continued increase in the market interest rate may harm the covenants established with the banking corporations, since most of the benchmarks that Group’ companies undertook with respect to the banking corporations are virtually unaffected by changes in interest rates.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

However, the high interest rate environment and the effects of the Iron Swards War are expected to slow down the growth rate of the market in general, and of the Company in particular, as well as harm private consumption. According to the Central Bureau of Statistics, the Israeli growth rate in 2023 was 2%, which is a 0.1% decrease in GDP per capita in comparison to 2022. In a forecast published in January 2024 by the Research Department of the Bank of Israel, the Israeli growth rate in 2024 is expected to be 2% as well, and the rate of growth in private consumption is expected to increase from a negative rate of 0.7% in 2023, to 3% in 2024, and 6% in 2025. The increase in inflation and interest have a negative effect on the Company’s sales rate and, as a result, on its profitability.

As described above, the rise in interest rates has a direct and indirect negative effect on the economy and the Company. Therefore, at the time when the monetary policy of raising interest rates moderates, it is expected to have a positive effect on the Company.

During the first quarter of 2023, the new government began promoting a plan to make fundamental changes to the judicial system in Israel, parts of which were approved by the Knesset in first reading of the bill. The proposed changes have aroused widespread controversy and criticism, which according to various publications by international credit rating companies (such as Moody’s), economic entities, senior economists in the market, heads of academic institutions and experts in the fields of law, economy, society and the humanities in Israel, may impact the robustness of the market and economy in Israel.

In April 2023, the international rating agency Moody’s lowered Israel’s rating forecast from “positive” to “stable”, and in May 2023, the International Monetary Fund lowered the growth rate forecast for the Israeli economy for 2023, while these bodies note that the crisis surrounding the changes in the judicial system constitute a cause of instability, and the lack of a broadly-agreed solution may cause an increase in the risk of Israel’s economy.

In July 2023, after the legislative proceedings were suspended for a certain period for negotiations between the coalition and the opposition, the Knesset approved in the second and third readings the Basic Law: The Judiciary (Amendment No. 3) (Reduction of the Reason for Reasonableness), without agreement with the opposition, in a manner that provoked public criticism and widespread protest. Following the aforementioned amendment, the credit rating agencies Moody’s and-S&P published outstanding reports in which they warned against the consequences of promoting changes in the judicial system without broad agreement on the Israeli economy. It should be clarified that petitions were submitted to the Supreme Court on its session as the High Court of Justice against the amendment to the Basic Law: the Judiciary, which were discussed in September 2023, for the first time before a full panel of 15 judges. On January 1, 2024, the Supreme Court, in its session as the High Court of Justice, rejected by a majority of votes the amendment to the Basic Law: the Judiciary (Reduction of the Reason for Reasonableness).

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

At the beginning of August 2023, the Bank of Israel published a report regarding the financial stability for the first half of 2023, according to which the legislative changes regarding the judicial system in Israel caused a considerable increase in the economic uncertainty in the economy and the accelerated development of the negative sentiment in the markets. According to the aforementioned report, the uncertainty surrounding the legislative changes raised the risk premium of the economy and was accompanied by a devaluation of the exchange rates which contributed to an increase in inflation, a decrease in stock prices and increased volatility in the foreign exchange market and the financial markets. As of the date of the publication of this report, no further changes have yet been promoted in the judicial system in Israel, and it seems that in light of the outbreak of the Iron Swords War, there is no prospect of further changes being promoted in the foreseeable future.

Such changes may have a negative impact on the economic environment in which the Company operates, on the cost of funding sources, on the credit rating of the Israeli economy, and more. However, since these are changes most of which have not yet been enacted or entered into force, the extent of their impact on the Israeli economy and the automotive industry in general and the Company in particular, are unknown and cannot be assessed at this stage.

Starting at the beginning of 2023, the supply of vehicles in the intermediate category began to return to its normal level from before the corona crisis and the chip crisis in the automotive industry, and even the discount rates for the purchase of vehicles in the world began to rise during the second quarter of 2023. Therefore, the Company is gradually working to reduce the cost of vehicle inventory per vehicle it owns by increasing the supply of vehicles of the intermediate category and lower, that are marketed by the Company, with the aim of adjusting the Company’s vehicle inventory to the increased demand for vehicles of the intermediate category and lower, as a result of the economic and financial situation in the State of Israel.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

The Company is looking at expanding and diversifying the sources of supply of vehicles imported by it, including brands manufactured in China that have gained demand in the Israeli car market. In the Company’s estimation, the realization of this move will have a positive effect on its revenues.

In the second half of 2023, global economic trends, including the increase in inflation and interest rates in the countries where the Company purchases its vehicle inventory, led to opportunities to purchase vehicle inventory in larger volumes and at better prices compared to previous periods. This trend increased during the period that elapsed between the date of this report and until the signature date of the financial statements.

The changes in the business environment (including the outbreak of the Iron Swords War as detailed in Note 1E hereunder) caused a decrease in the Company’s revenues during the reported period to a total of approx. ILS 418.9 million compared to approx. ILS 453.6 million in the corresponding period last year, to an erosion of the Company’s gross profit during the reporting period to a total of approx. ILS 37.8 million compared to a total of approx. ILS 60.7 million in the corresponding period last year, as well as losses (before tax) in the amount of approx. ILS 17 million during the reporting period compared to a profit (before tax) of 0.6 million ILS in the corresponding period. The adjusted loss (before tax) for 2023, deducted by options granted to employees, non-cash-flow rate differences with respect to the Optimatic transaction (as detailed in Note 16(b) hereunder) as well as the “Iron Swords” grants for the months of November and December 2023 (which were not recognized during the reporting period), constitutes approx. ILS 8.6 million, compared to a profit of about ILS 11.8 million (before tax) in the corresponding period last year.

The Company builds its cash flow for the following periods on the basis of a consolidated cash flow, which takes into account the individual cash flows of the companies held by it, so that all of the Company’s liabilities with respect to bondholders (series B) and the held companies towards banking corporations and various third parties will be used.

To this end, the Group takes the following steps:

1.	Changing the mix of imported and sold vehicles in the Company’s branches according to the current demand of its customers. The changes in the business environment as mentioned above, caused a demand for vehicles in the intermediate and small vehicle categories. The Company’s management anticipates that as a result the inventory turnover rate will increase, which will lead to a positive cash flow from current operations, a trend that began in the second quarter of 2023, continued in the third quarter of 2023, and is expected to continue in the following quarters as well. After the date of the financial statements and until the date of approval of the financial statements, the Company sold mainly vehicles from the intermediate category, which corresponds with the Company’s plans to change its vehicle mix to vehicles in the intermediate and small category. As of the date of approval of the financial statements, the rate of orders for new vehicles in December 2023 is higher than the rate of orders in the corresponding period last year.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

2.	The Group has flexibility regarding the financing of advances to suppliers and discount policies to customers according to the market situation, interest rates and exchange rates and the needs of the Company.

3.	The financing that the Company provides to the companies within the Group is subject to the Company’s amortization schedule towards the bondholders (series B).

4.	Strengthening the Company’s equity capital through capital raising (including the Merger Transaction (insofar completed) with the receiving company, as detailed in Note 21(S) below).

It should be clarified that the Company’s assumption in relation to the repayment of loans provided by it to invested companies that have been provided credit lines from banking corporations, is based on the fact that at the said repayment date, the invested companies will comply with the financial covenants and other terms stipulated by said banking corporations.

The Company raised funds from the public via bonds (series B), as detailed in Note 19 below. As part of the shelf prospectus and the deed of trust, the Company undertook to comply with a number of financial covenants, detailed in note 21c hereunder. The Company’s policy and operations are aimed at meeting the principal and interest payments to bondholders (series B) as well as the financial covenants at any point in time. The Company has various instruments for implementing this policy, as detailed hereunder:

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

1.	Selecting the mix of imported vehicles, the import currencies, the amount of advances to suppliers and the selling prices in Israel. This implementation began during the second quarter of 2023, continued during the third and fourth quarters of 2023, and is expected to continue in the following quarters as well.

2.	Inventory management policy - the Group can increase or decrease the amount of vehicles as well as inventory value according to its operational plans and to the seasonality in the automotive industry. During the second quarter of 2023, the Company reduced its inventory of vehicles, based on seasonal planning that took into account the school holidays and the Tishrei holidays. During the third and fourth quarters of 2023, the Group prepared for the demands of the fourth quarter (which is traditionally characterized as the quarter with the highest sales in the automotive industry) by increasing the inventory of vehicles from the intermediate category and lower, while taking into account increased demand at the end of 2023 following the expected tax increase on plug-in and electric vehicles.

As of the date of the publication of this report, the Company is unable to assess the full future effects, to the extent that they may be of all of the factors mentioned above on the automotive industry in Israel in general and on the Company’s activities in particular. However, the Company estimates that its financial strength, together with its financial sources and taking the actions detailed above, will allow it to continue to finance its activities and meet its obligations in the foreseeable future.

E. Effects of the Iron Swords War:

On October 7, 2023, the terrorist organization Hamas launched a murderous attack on the State of Israel, which included firing rockets and the infiltration of thousands of terrorists into its territory. The attack claimed many victims, including Israeli and foreign citizens who were abducted to the territory of the Gaza Strip. Following the attack, the Israeli government declared an “Iron Swords” war, mobilized approximately 300,000 reservists and launched an attack on the Gaza Strip (hereinafter: “the war”). At the same time, a conflict is taking place in the northern territory of the country against the terrorist organization Hezbollah, and attacks have also been carried out from other arenas aimed at the State of Israel. The immediate impact of the outbreak of the war on Israel’s economy was evident, and was reflected, inter alia, in the devaluation of the shekel against foreign currencies, declines in stock exchange rates, the closing of many businesses due to the directives of the Home Front Command and the extensive mobilization of reserves, a trend that was moderated until the publication of the report, with the release of reserve forces, appreciation of the shekel against foreign currencies, increases in exchange rates and a return to a certain routine in the shadow of the war.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

With the outbreak of the war, most of the Company’s branches were closed and there was no customers’ traffic. As of November 2023, the Company’s branches began to open in a partial format, in accordance with customer traffic and in accordance with the directives of the Home Front Command. As for the signature date of the financial statements, the Company’s branches in Ashkelon (operated by a joint venture with Global Automax and a third party) and in Petach Tikva (operated directly by Global Automax) are closed due to the lack of a protected space, and the lack of personnel. The Company is examining the continued operation of these branches. The Company assesses that the impact of not operating these branches is immaterial to the group. At the time of publication of the report, all other branches of the Company are operating as normal in accordance with the directives of the Home Front Command and a vibrant movement of customers is noticeable in them.

With the outbreak of the war, the Company worked to reduce its current expenses, as much as possible under the circumstances, including reducing advertising and marketing expenses, reducing other current expenses and reducing personnel related expenses. In addition, the Company also worked to reduce its fixed expenses, as much as possible under the circumstances, including partial or no payment of rent in some of its branches.

During the months of October and November 2023, the Group reduced about 10% of the workforce within the Group and about 30% of the Group’s employees were placed on layoff, while by the date of the publication of this report all Group’ employees who were placed on layoff returned to work. In addition, there are a small number of employees who were recruited into the reserves, and some of them returned to full-tim

During the fourth quarter of 2023, there was a significant decrease in the Group’s sales turnover compared to the corresponding period last year, attributed to the months of October and November 2023, in which most of the Company’s branches were closed and were not open to the public, while in December there was a significant increase in the amount of orders for vehicles compared to the corresponding period last year. The upward trend in vehicle orders from customers that began in December 2023 continued at the beginning of 2024 (not reviewed or audited), compared to the corresponding period last year.

With the outbreak of the war, the Houthis, an Islamic political and military organization in Yemen, declared war on Israel, and began to launch missiles at targets in Israel to support the terrorist organizations in the Gaza Strip and Hezbollah, to launch drones at Israel, and to attack vessels that supposedly have a connection to Israel. As a result of the vessel attacks, several shipping companies have announced the suspension of sailing through the Red Sea. The situation developed into an international crisis that has led to the establishment of an international coalition to guarantee freedom of navigation and to the announcement by the United States and its allies that Operation Prosperity Guardian has been launched against the Houthis in order to stop their attacks against vessels.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

The Company imports its vehicle inventory mainly from Europe and North America, and therefore it is not expected to be directly affected by the disruptions resulting from the Houthi organization’s attacks on vessels in the Red Sea region which have caused changes in sailing routes. At the same time, the changes and disruptions in the sailing routes as mentioned above have caused significant delays in delivery dates and an increase in logistics and transportation prices within Europe and from Europe to Israel. The delays in delivery dates and the increase in logistics and transportation prices within Europe and from Europe to Israel have had a negative impact on the Company’s financial results.

It should be noted that with the outbreak of the war and with its continuation, a number of government decisions were made which may have a positive effect on the Group’s activities. This includes providing compensation for the decrease in transaction volumes of businesses, and some of the Group’s companies are included in the standards established for this matter (a request for such compensation has been submitted), compensation for the full damage caused to businesses in frontier settlements (which is relevant to the Company’s branches in Ashkelon, Ashdod and Be’er Sheva) (a request for such compensation has been submitted), receiving a state-guaranteed loan, and granting a three-month grace period for the first registration of vehicles that must be registered for traffic for the first time from 11 October 2023 until 31 December 2023, which will allow them to be sold as new for an additional period.

The Company frequently reviews its eligibility and takes action in order to receive the benefits in respect of the aforementioned government decisions. In addition, in January the Company received a state-guaranteed loan from a banking corporation in the amount of NIS 16 million (for additional details, see Note 32(1) above). Additionally, for the month of October 2023 the Group companies are entitled to receive compensation from the state in the amount of approximately NIS 2.07 million (which was recognized in the financial statements), and for the months of November-December 2023 the Group companies are entitled to receive additional compensation in the amount of approximately NIS 5.9 million, which was not recognized during the report period in light of its approval by the government after the report period (and which will be recognized in the financial statements for the first quarter of 2024).

In light of the outbreak of the war and its effects on the Company’s financial results which can be assessed at the time of this report’s publication, the Company took action to raise capital by way of a private offering in the amount of NIS 10 million which was completed on 31 December 2023 and strengthened the Company’s equity and liquidity. For additional details, see Note 21b(20) below. In addition, the Company continues to negotiate a merger with a company that was incorporated in Israel and whose securities are traded on NASDAQ (“The Receiving Company”), and on 16 January 2024 signed an agreement to receive a bridging loan in the amount of USD 1.4 million from the Receiving Company. For additional details, see Note 32(2) below. This transaction, as soon as it is completed, is expected to strengthen the Company’s liquidity and equity.

In January 2024, the Bank of Israel published a report on financial stability for the second half of 2024, according to which the murderous terrorist attack that occurred on 7 October and the “Iron Swords” war that began as a result are the materialization of an extreme scenario for geopolitical turbulence. The materialization of the risk did not result in damage to the financial stability of the economy. This occurred, among other things, against the background of the high standards of the stabilising regulation implemented until the outbreak of the war and thanks to the preventive measures taken by the Bank of Israel when everything started and the government’s assistance plans. According to the Bank of Israel, the effect of the war is reflected all the main risk exposure channels. However, in light of the policy measures that moderated the turmoil transmission, the level of risk increased only in the macroeconomic channel, as reflected in the increase in the country’s risk premium. According to the Bank of Israel, as the duration of the war, its scope and its negative consequences on the economy intensify, additional challenges are expected for the financial system.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

On 9 February 2024, the international rating agency Moody’s announced the lowering of Israel’s credit rating to A2 (from a level of A1), and lowered the rating forecast from “stable” to “negative”. In the report, the rating agency estimated that the lateral consequences of the current conflict with Hamas, both when it still continues and after it ends, substantially increase the political risks in Israel, weaken its legislative and executive authorities, and significantly affect the budgetary stability of Israel in the foreseeable future.

As of the date of the publication of this report, in light of the war being a dynamic occurrence characterized by significant uncertainty, the Company is unable to assess the full future effects, if any, of the war and/or the expansion of its scope on the automotive industry in Israel in general and on the Company’s activities in particular. The Company estimates that its financial stability, along with its financial sources and taking the actions detailed above (including those covered in Note 1d above), will allow it to continue to finance its activities and meet its obligations in the foreseeable future.

f. Separate financial information:

The Company did not attach separate financial information to these financial statements due to the negligent value of such additional information. The Company fully owns Global Automax, and as of the date of the report on the financial position, most of the Group’s business activity is carried out in Global Automax, which is fully reflected in the Group’s consolidated report. As of the date of the report on the financial position, the Company has no business activity and therefore the publication of separate financial statements will not constitute additional material information for the reasonable investor.

g. Definitions:

The Company	-	Automax Motors Ltd.
The Group	-	The Company and its affiliates
Consolidated companies	-	Companies controlled by the Company (as
defined in IFRS 10), whose reports are
consolidated as part of the Company’s reports.
Related parties	-	As defined in IAS 24
Stakeholders and holders of controlling interest	-	as defined in the SecuritiesRegulations (Annual Financial Statements), 5770-2010.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy

Unless stated otherwise, the principal accounting policies as detailed below have been consistently implemented by the Company during the preparation of the financial reports for all presented periods.

a.	Statement regarding implementation of International Financial Reporting Standards (IFRS):

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (hereunder: “IFRS”) and their interpretations as published by the International Accounting Standards Board (IASB).

b.	Application of securities regulations:

The financial statements have been prepared in accordance with Securities Regulations (Annual Financial Statements), 5770-2010 (hereunder: “Financial Statement Regulations”).

c.	Operational turnover period:

The operational turnover period of the Company is 12 months.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

d.	Format of the analysis of expenses recognized in profit or loss:

The Company elected to present profit or loss and other comprehensive income items using the “nature of business activity” method. The Group estimates that due to the organizational structure of the Group, the classification of expenses in such manner provides more reliable and relevant information.

e.	Basis for preparation of financial statements:

The financial statements of the Company have been prepared on a cost basis, excluding financial instruments measured at fair value through profit or loss. The Company elected to present its statement of comprehensive income based on the nature of business activity method.

f.	Consolidated Financial Statements

(1)	General:

The consolidated financial statements of the Group include the financial reports of the Company and of entities controlled by the Company, whether directly or indirectly. An investor company controls an investee company when it is exposed or when it has rights to any variable returns deriving from its holding of the investee, and when it has the ability to use its power to affect those returns. In determining whether control exists, the Company considers potential voting rights that could be exercised or converted to shares in the held company.

Potential voting rights shall be considered de-facto rights in the event that the Group has practical ability to realize such rights. When de-facto potential voting rights exist, such as: convertible instruments, options and forwards of the investee held by the Company or other investing parties, whose realization shall increase the number of voting rights in the investee - the Group considers whether the existence of said potential voting rights, together with other existing voting rights, amount to control.

The results of the operations of any subsidiaries acquired or sold during the reported periods are included in the Company’s consolidated statements of profit and loss, as of the date that control was attained or the date it ceased to exists, as applicable.

Financial statements of subsidiaries that were not prepared in accordance with the accounting policies of the Group have been adjusted, prior to consolidation, in compliance with the accounting policy implemented by the Group.

For consolidation purposes, all inter-company transactions, balances, incomes and expenses are fully cancelled.

(2)	Business combinations:

The Group implements the Acquisition method for all business combinations.

The acquisition date is the date when the purchaser attains control of the purchased. Control exists when the Group is exposed, or has rights to variable returns from its involvement in the purchased, and has the ability to influence these returns through its influence in the purchased. When examining control, actual rights held by the Group and by others are taken into account.

The Group recognizes goodwill as of the acquisition date according to the fair value of the consideration transferred, including amounts recognized with respect to any rights that do not confer control over the purchased, as well as the fair value as of the acquisition date of an equity interest in the purchased that was previously held by the Group, with deduction of the net amount attributed in the purchase of identifiable assets acquired and liabilities assumed.

On the purchase date, the purchaser recognizes a contingent liability it assumed as part of a business combination insofar as a liability arising from past events exists in the present, and its fair value could be reliably measured.

If the Group makes a bargain purchase (one that includes negative goodwill), it recognizes the resulting profit in the statement of profit and loss at the date of acquisition.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

Furthermore, goodwill that is not updated due to utilization of losses carried forward for tax purposes that existed at the time of the business combination.

The consideration transferred includes the fair value of assets transferred to the previous owners of the purchased, liabilities incurred by the buyer vis-à-vis the previous owners of the purchased and capital rights issued by the Group. In a business combination achieved in stages, the difference between the fair value at the time of the acquisition of capital rights in the purchased that were previously held by the Group and their book value at that time, is recognized in the statement of profit and loss under other income or expenses. In addition, the transferred consideration includes the acquisition-date fair value of the contingent consideration. Subsequently to the acquisition date, the Group recognizes changes in the fair value of contingent consideration classified as a financial liability in the profit and loss statement, while contingent consideration classified as an equity instrument is not measured once again.

(3)	Subsidiaries:

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the day control is obtained until the day control is lost.

The accounting policy of subsidiaries has been changed, if necessary, in order to adjust it to the accounting policy adopted by the Group.

(4)	Non-controlling interest:

The share of non-controlling interest in the net assets (excluding goodwill) of combined subsidiaries is presented separately within the Group’s equity. Non-controlling interests include the balance of said interests on the date of business combination and the share of non-controlling interest in any changes in the combined company’s equity as of the date of business combination. Any losses of combined companies attributable to non-controlling interests, that exceed the non-controlling interest in the equity of the combined company, shall be assigned to non-controlling interests which do not confer control while disregarding their undertakings and the ability of said shareholders to make additional investments in the combined company.

For transactions with non-controlling shareholders with respect to acquiring additional shares in the combined company, following establishment of control, the excessive costs of acquisition, which exceed the book value of said non-controlling interests as of the date of acquisition, shall be recognized as part of equity attributable to the parent company.

The results of any transactions with non-controlling shareholders involving the sale of the Group’s investment in a combined company, while maintaining control, shall be recognized as part of equity attributable to the parent company.

(5)	Investment in consolidated companies and joint ventures:

Consolidated companies are entities in which the Group has a significant influence over the financial and operational policies, yet no control or joint control has been achieved. There is an assumption which can be refuted according to which holdings of 20% to 50% confer essential influence. In examining the existence of essential influence, potential voting rights that can be exercised or converted immediately into shares of the held company are taken into account.

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

Investment in consolidated companies and joint ventures are handled according to the equity method and are initially recognized at cost. The investment cost includes transaction costs. Transaction costs directly related to the expected acquisition of a consolidated company or a joint venture are recognized as an asset. The deferred expenses item with respect of an expected acquisition of a consolidated company or a joint transaction is recognized as an asset in the deferred expenses item of the statement of financial position. These costs are added to the investment cost at the time of acquisition. When a company first obtains essential influence or joint control in an investment treated as a financial asset measured at fair value through other comprehensive income until the date of obtaining the essential influence or joint control, other comprehensive income accumulated in respect of the investment will be credited to the retained earnings balance at that time. The consolidated financial statements include the Group's share of the income and expenses in the profit or loss and of other comprehensive income of held companies that are handled according to the equity method, after adjustments required to adapt the accounting policy to that of the Group, from the day on which the essential influence or joint control exists and until the day on which the essential influence or joint control ceases to exist.

(6)	Transactions eliminated during consolidation:

Mutual balances within the Group and unrealized income and expenses, arising from inter-company transactions, were eliminated as part of the preparation of the consolidated financial statements. Unrealized profits arising from transactions with consolidated companies and joint transactions were eliminated against the investment, according to the Group's rights in these investments. Unrealized losses were eliminated similarly to the way in which unrealized gains were eliminated, as long as there were no indications of impairment.

g.	Functional currency, presentation currency and foreign currency

(1)	Functional currency and presentation currency:

The financial statements of each of the companies within the Group are prepared in the currency of the primary economic environment in which they operate (hereunder: “functional currency”). For the purpose of consolidation of the financial statements, the results and the financial position of each of the companies within the Group are converted into NIS, which constitutes the functional currency of the Company. The consolidated financial statements of the Group are presented in NIS.

(2)	Conversion of transactions that are not in the functional currency:

During the preparation of the financial statements of each of the companies within the Group, any transactions carried out in currencies which do not constitute the functional currency of said company (hereunder: “foreign currency”) are documented in accordance with the official exchange rates at the time they occur. At the end of each reporting period, monetary items denominated in foreign currency are translated in accordance with the official exchange rates at the time they occur.

(3)	Recording exchange rate differences:

Exchange rate differences are recognized in profit and loss during the period in which they occurred, except in the event that such exchange differences arise from receivable or payable monetary items originating in foreign operations whose settlement is not planned or expected to happen, which therefore constitute a part of net investment in foreign operations, in which case they are recognized under other comprehensive income as part of the adjustments deriving from translation of financial statements of foreign operations.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

h.	Cash and cash equivalents

Cash and cash equivalents are considered highly liquid investments. This includes short-term deposits in banking corporations that are non-restricted by liens, with original maturities that do not exceed three months as of the date of investment, or that exceed three months and yet can be withdrawn immediately without fines, and constitute a part of the Group’s cash flow management.

i.	Inventory

Inventory is measured at the lower of cost and net realizable value. Inventory cost comprises all costs of purchase and any other costs incurred in bringing the inventory to its present location and condition. Net realizable value constitutes the estimated selling price that would be established in a regular transaction, deducted of any completion costs and costs required in order to finalize the sale. The Company reviews the state and the age of its inventory on a periodical basis, and recognizes corresponding slow inventory allowances. For details regarding considerations taken into account during the review of net realizable value of the new vehicle inventory, see Note 3b1 below.

Inventory cost is determined as follows:

Vehicle inventory –based on specific cost.

Accessories – based on average cost.

j.	Income Recognition

Accounting policies implemented since 1 January 2018 with respect to income recognition are as follows:

Income deriving from contracts with customers are recognized in profit or loss upon the transition of control over the asset or the service to the customer. The price of the transaction equals the expected consideration amount as per the contract terms, deducted of any amounts collected in favor of third parties (e.g. taxes).

Following are the specific income recognition criteria to be fulfilled prior to income recognition:

Income from sales of new vehicles

Income from sales of new vehicles and spare parts is recognized upon transfer of control over the new vehicle or the spare parts to the customer. Usually, control is transferred when the vehicle is delivered to the customer.

Income from sales of used vehicles

Income from sales of used vehicles is recognized upon transfer of control over sold used vehicles.

Credit transactions

The Company elected to use the relief provided by the standard, based on which it would not be required to separate the credit component in transactions with credit terms of less than 12 months and would recognize income in accordance with the consideration amounts as set within the contract, even in the event the customer pays before or after the date the product or service are delivered.

k.	Income Tax

The taxes on income that are included in the statement of profit and loss include current taxes, taxes with respect to prior years and deferred taxes.

Tax expenses comprising current or deferred tax expenses are recognized in profit or loss, except in the event said taxes derive from items recognized in other comprehensive income or in equity. In such case, the tax amount is recognized in the corresponding item within equity as well.

Current taxes

The current tax liability is determined while using tax rates that have been enacted or substantively enacted by the reporting date, as well as any adjustments required with respect to tax liabilities from prior years.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

Deferred taxes

Deferred taxes are calculated on temporary differences between the amounts as presented in the financial statements and amounts adjusted for tax purposes. Deferred tax balances are calculated using the expected tax rates that would apply upon the realization of the asset or the removal of the liability, based on tax laws that have been enacted or substantively enacted by the reporting date.

On every reporting date, deferred tax assets are reviewed according to their expected usage. Losses carried forward and deductible temporary differences for which deferred tax assets have not been recognized are reviewed at each reporting date and an appropriate deferred tax asset is recognized for them if it is expected that they will be utilized.

In calculating deferred tax amounts the Company does not take into consideration any taxes that would apply in the event of the realization of investments in held entities, as long as the sale of the held entities is not expected in the foreseeable future.

l.	Leases

Initial implementation of IFRS 16 – Leases (hereunder: the “Standard”) – the Company elected to implement the provisions of the Standard using the modified retrospective manner (without restatement of comparative figures). The Company adopted the following accounting policy as of 1 January 2018 with respect to leases:

The Company treats the contract as a lease when, in accordance with the terms of the contract, the right to control an identified asset is transferred for a period of time in exchange for consideration.

(1)	The Group as a lessee

For transactions in which the Company serves as a lessee, it recognizes the leased property as a right of use asset as of the beginning of the lease term against a lease liability, excluding lease transactions with lease terms of less than 12 months and lease transactions where the underlying asset is of low value, in which case the Company recognizes lease related expenses in profit or loss using the straight line method over the lease term. As part of the measurement of the liability for a lease, the Company chose to apply the relief provided in the Standard and did not make a separation between lease components and non-lease components such as: management services, maintenance services and more that were included in the same transaction on the date the liability for the lease commenced. This includes all lease payments not yet paid, capitalized with the interest rate included in the lease when it can be easily determined, or with the Company’s additional interest rate. After this date, the Company measures the lease liability using the effective interest method. The right-of-use asset on the formation date is recognized at the amount of the lease liability plus lease payments paid on or before that date plus any transaction costs incurred. The right-of-use asset is measured by the cost model and depreciated over its useful life or over the lease term, whichever is shorter. Below are data regarding the number of years of depreciation of the relevant right-of-use assets according to groups of right-of-use assets:

	Number
	years	Mainly
Land and office buildings	1-6	4
Vehicles	5	5

When indicators of impairment exist, the Company reviews whether there is a need to recognize any right-of-use asset impairment subject to the provisions of IAS 36.

(2)	CPI-linked lease payments

At the time the lease is created, the Company uses the index rate existing at that time for the purpose of calculating future lease payments. For transactions in which the Company constitutes the lessee, any changes in future lease payments originating in index variations are capitalized (without amending the capitalization rate used for lease liability calculations) to the balance of the right-of-use asset and are credited as an adjustment to the balance of the lease obligation. Only when there is a change in the cash flows resulting from a change in the index (that is, at the time when the coordination of the lease payments takes effect).

(3)	Options for extending and canceling a lease period

The lease period that cannot be canceled includes both periods covered by an option to extend the lease when it is reasonably certain that the option to extend will be exercised, and periods covered by an option to cancel the lease when it is reasonably certain that the option to cancel will not be exercised. In the event that there is a change in the expectation for exercising an extension option or for not exercising a cancellation option, the Company recalculates the remaining liability for the lease in accordance with the updated lease period, according to the updated discount rate on the day of the change in expectation, with the total change credited to the balance of the right-of-use asset until it is reset, and beyond that to profit or loss.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

(4)	Lease revisions

When the Company amends the terms of a lease, and said amendment does not reduce the scope of the lease and is not handled as a separate lease transaction, the Company re-measures the balance of its lease liability in accordance with the new lease terms, using the discount rate applicable on the modification date, and credits the change in the liability balance for the lease to the balance of the right to use asset. When an amendment is made to the terms of the lease that results in a reduction in the scope of the lease, the Company recognizes the profit or loss resulting from the partial or full write-off of the balance of the right-of-use asset and the liability for the lease. Subsequently, the Company re-calculates the balance of the lease liability in accordance with the new lease terms, using the discount rate applicable on the modification date, and credits the change in the liability balance for the lease to the balance of the right to use asset.

m.	Fixed Assets

(1)	Fixed asset items are measured at cost with deduction of accrued depreciation and accrued impairment losses

The cost of fixed assets includes expenses directly attributable to the purchase of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, as well as any additional cost that can be directly attributed to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by the management, an estimate of the costs of dismantling and removing the items and restoring the site where the item is located, as well as credit costs that have been used. The cost of purchased software, which is an integral part of the operation of the related equipment, is recognized as part of the cost of this equipment.

The spare parts, auxiliary equipment and backup equipment are classified as fixed assets when they meet the definition of fixed assets according to IAS-16, and otherwise they are classified as inventory. A fixed asset item purchased in exchange for another non-monetary item as part of a commercial transaction is recognized at fair value.

When significant fixed asset parts have different life spans, they are treated as separate items (significant components) of the fixed asset.

Changes in the obligation to dismantle and remove items and restore the site where they are located, except for changes resulting from the passage of time, are added to or subtracted from the cost of the property in the period in which they occur. The amount deducted from the cost of the asset shall not exceed its book value. The balance, if any, is immediately recognized in profit and loss.

Profit or loss arising from deducting a fixed asset item is determined by comparing the net proceeds from deducting the asset to its book value, and recognized net in the other income or other expenses items, as the case may be, in the profit and loss statement.

(2)	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. A depreciable amount is the cost of the asset, or another amount that replaces the cost deducted of its residual value.

An asset is depreciated when it is available for use, that is, when it has reached the location and condition necessary for it to be able to operate in the manner intended by management.

Depreciation is recognized in the profit and loss statement using the straight-line method over the estimated useful life of each component of the fixed asset items, since this method reflects the predicted consumption pattern of the future economic benefits inherent in the asset in the best way. Assets leased under financing leases are depreciated over the shorter of the lease term and the useful life of the assets, unless it is reasonably expected that the Group will receive ownership of the asset at the end of the lease term. Owned lands are not depreciated.

The estimated useful life for the current period and the comparison period is as follows:

%
Leasehold improvements	8.5-10	Throughout the leasing period including extension option
Computers	15-33	Mainly 33%
Office equipment	6-33	Mainly 25%
Vehicles	15-20	Mainly 15%

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

Leasehold improvements are depreciated using the straight-line method over the lease period (including the Group’s lease term extension option which it is planning to exercise) or over the useful life of the improvement, whichever is shorter. The Company reviews the useful life period, the depreciation method and the residual value of each asset at least annually. Any adjustments are implemented as a change in an accounting estimate, in a prospective manner. Depreciation of assets is terminated as soon as possible between the date on which the asset is classified as held for sale and the date on which the asset is written off.

The estimates regarding the depreciation method, the useful life and the residual value are re-examined at least at the end of each reporting year and adjusted when necessary.

n.	Intangible assets

Intangible assets that are acquired separately are measured upon initial recognition at cost plus direct acquisition costs. Intangible assets purchased as part of business combinations are included based on fair value on the date of acquisition. Costs related to internally developed intangible assets, excluding capitalized development costs, are recognized in the profit or loss as incurred.

The intangible assets of the Group have a defined useful life. The assets are amortized over their economic useful life, while the need for impairment is reviewed whenever impairment indicators exist. The amortization period and method are reviewed at least annually.

Goodwill

Goodwill arising from an acquisition of a business is measured by the excess of the acquisition cost, plus the fair value of the rights that do not confer control, including the net fair value of the identified assets, liabilities and contingent liabilities of the consolidated company recognized at the time of acquisition. The method of measuring goodwill, in accordance with the alternatives listed above, is determined individually in each business combination.

Goodwill is recognized for the first time as an asset at cost, and is measured in subsequent periods at cost deducted of accumulated impairment losses.

For the purpose of examining impairment, goodwill is allocated to each of the Group’s cash-generating units that are expected to benefit from the synergy of the business combination. Cash-generating units to which goodwill has been allocated are reviewed annually or more frequently insofar as indicators attesting to a possible decrease in value of said unit exist. When the recoverable amount of a cash-generating unit is less than the book value of that unit, the impairment loss is allocated first to reduce the book value of any goodwill attributed to the cash-generating unit. After that, the remaining impairment loss, if any, is allocated to other assets of the cash-generating unit, in proportion to their book value. An impairment loss of goodwill is not eliminated in subsequent periods.

Upon disposal of a consolidated company, the amount of the related goodwill is included in determining the profit or loss from the disposal.

Website

The Company operates an official website and official Facebook and Instagram pages, where it publishes product updates and promotions. In addition, the Company also operates a LinkedIn page.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

Licenses

The capitalized costs for the license are the costs of purchasing the license and costs that can be directly attributed and which are needed to obtain the license and include, among others, legal costs and consultants, travel costs abroad and salary costs that can be directly attributed to the license.

The capitalization of the costs for the license begins in the development phase and stops when the license is achieved, that is, when the property is in the necessary condition in order to be able to operate in the way management intended. Initial costs incurred during the research phase, meaning amounts used for obtaining knowledge and for searching for dealers and sub-agents, cannot be capitalized and shall therefore be recognized as incurred.

The useful life of a license shall not exceed the term of its contractual rights, yet the useful life might be shorter, according to the period the Company expects to use the license. In the event the contractual rights are provided for a renewable limited period, the useful life of the license shall include the renewal period only insofar as evidence exists supporting the Company’s intent of such renewal without incurring material costs. In the opinion of the Company, the requirements for including the renewal period as part of the useful life of the license have not been fulfilled.

Depreciation

Depreciation is a systematic allocation of the depreciable amount of an intangible asset over its useful life. A depreciable amount is the cost of the asset, deducted of its residual value.

The depreciation is recognized in profit and loss using the straight-line method, over the estimated useful life of the intangible assets as of the date when the assets are available for use, since these methods reflect the predicted consumption pattern of the future economic benefits inherent in each asset in the best way. Goodwill and intangible assets with an indefinite lifespan are not systematically depreciated, but are tested at least once a year for impairment.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

Intangible assets that are formed in the Group are not systematically depreciated as long as they are not available for use, that is, they are not in the location and condition required for them to be able to operate in the way management intended. Therefore, these intangible assets, such as development costs, are tested for impairment at least once a year, until the time they become available for use.

The estimated useful life for the current period and the comparative periods is as follows:

%
Website	33
Licenses	Throughout license validity period

The estimates regarding the useful life and the residual value are re-examined at least at the end of each reporting year and adjusted when necessary.

The Group reviews the estimated useful life of an intangible asset that is not amortized at least annually in order to determine whether the events and circumstances continue to support the determination that the intangible asset has an indefinite life.

o.	Impairment of non-financial assets

The Company reviews the need for impairment of non-financial assets whenever indicators resulting from events or changes in circumstances show that the carrying amounts as stated in the financial reports may not be recoverable. In the event the carrying value of non-financial assets exceeds their recoverable amount, said value is reduced to the value of the recoverable amount. The recoverable amount of an asset is determined as the higher of fair value deducted by cost of disposal, and its value of use. In assessing the value of use, the expected cash flows are capitalized according to a pre-tax discount rate that reflects the specific risks for each asset. For assets which do not generate individual cash flows, the recoverable amount is determined for the cash-generating unit to which they can be attributed. Any impairment losses are recognized in profit and loss. An impairment loss of an asset, with the exception of goodwill, is canceled only when there have been changes in the estimates used to determine the asset’s recoverable amount from the date the impairment loss was last recognized. Such impairment reversal is limited to the lower of previously recognized impairment (deducted of depreciation or amortization) and the recoverable amount of the asset. As for assets measured at cost, said impairment reversal shall be recognized in profit or loss.

p.	Financial instruments

On 1 January 2018 the Company implemented the provisions of IFRS 9 – Financial Instruments (hereunder: the “Standard”) for the first time. The Company elected to implement the provisions of the Standard using the modified retrospective manner, without restatement of comparative figures.

The accounting policy implemented with respect to financial instruments as of 1 January 2018, is as follows:

(1)	Financial assets

Financial assets are initially measured at fair value, plus any transaction related costs directly attributable to the acquisition of the financial asset, excluding financial assets measured at fair value through profit or loss, for which transaction related costs are recognized in profit or loss.

The Company classifies and measures debt instruments in its financial statements based on the following criteria:

●	The Company’s business model for managing financial assets, and

●	the contractual cash flow characteristics of the financial asset.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

a.	The Company measures debt instruments at amortized cost when:

The Company’s business model is holding the financial assets in order to collect contractual cash flows, and the contractual terms of the financial assets provide entitlement at specified times to cash flows that are only principal and interest payments for the principal amount that has not yet been repaid. After initial recognition, debt instruments in this Group are measured according to their terms at amortized cost using the effective interest method and deducting an allowance for impairment.

At the time of first recognition, a company can designate, without the possibility of changing this designation, a debt instrument as measured at fair value through profit or loss, if this designation eliminates or significantly reduces inconsistencies in measurement or recognition, for example in the case where the related financial liability is also measured at fair value through profit or loss.

b.	The Company measures debt instruments at fair value through other comprehensive income when:

The Company’s business model is holding the financial assets in order to collect contractual cash flows, and the contractual terms of the financial assets provide entitlement at specified times to cash flows that are only principal and interest payments for the principal amount that has not yet been repaid. Following initial recognition, all instruments within this Group are measured at fair value. Any gains or losses arising from fair value adjustments, except interest and exchange rate differences, are recognized through other comprehensive income.

c.	The Company measures debt instruments at fair value through profit or loss when:

A financial asset that is a debt instrument does not meet the criteria for measuring it at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses as a result of fair value adjustments are credited to profit or loss.

d.	Equity instruments and other financial assets held for trading

Investments in capital instruments that do not meet the aforementioned criteria and are therefore measured at fair value through profit or loss. Other financial instruments held for trading, such as derivatives, including embedded derivatives separated from their host contracts, are measured at fair value through profit or loss, unless designated to serve as effective hedging instruments. With respect to certain equity instruments not held for trading, upon initial recognition the Company may irrevocably elect to present as part of other comprehensive income any subsequent fair value changes which otherwise would have been measured at fair value through profit or loss. These changes will not be attributed to profit or loss in the future, not even when the investment is withdrawn.

Dividend incomes deriving from investments in equity instruments are recognized on the effective date for dividend eligibility, in the statement of profit and loss.

(2)	Impairment of financial assets

The Group examines, on each reporting date, the provision for loss for financial debt instruments that are not measured at fair value through profit or loss.

(3)	Financial liabilities

Financial liabilities measured at amortized cost

Upon initial recognition, the Company measures financial liabilities at fair value, deducted of any transaction related costs directly attributable to issuance of the financial liabilities.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

Following the initial recognition, the Company measures all of its financial liabilities at amortized cost, while using the effective interest rate method, excluding:

Financial liabilities at fair value through profit or loss, such as derivatives;

a.	Financial liabilities that arise when the transfer of a financial asset does not qualify for amortization or when the continuing involvement approach applies;

b.	Financial guarantee contracts;

c.	Obligations to provide a loan at an interest rate lower than the market interest rate;

d.	Contingent consideration recognized by a purchaser in a business combination to which International Financial Reporting Standard 3 applies.

(4)	Warrants for the purchase of shares of the Company and/or a consolidated company

Receipts for the issuance of warrants to purchase the shares of the Company and/or a consolidated company, which give the holder the right to purchase a fixed number of ordinary shares in exchange for a fixed amount of cash, are presented within the capital in the section “Share-based payment”. In this context, for an exercise amount that changes according to the exercise date, the exercise price can be determined for any possible exercise date on the issuance date, and therefore it is considered a fixed amount.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

(5)	Derivative financial instruments for hedging (protection) purposes

At times, the Company enters into engagements involving derivative financial instruments, such as foreign currency forwards, in order to mitigate risks arising from foreign currency exchange rates’ fluctuation.

The Group does not implement accounting hedging. Profits or losses deriving from changes in fair value of derivatives that are not held for hedging purposes, are immediately recognized in profit or loss.

(6)	Offsetting financial instruments

Financial assets and financial liabilities are offset against each other. The net amount is presented as part of the statement of financial position, in the event the Company has a legally enforceable right to offset any amounts recognized, and insofar as the Company intends to clear the asset or the liability on a net basis, or realize the asset while clearing the liability, in parallel.

q.	Fair value measurement

Fair value is the price that would have been received for the sale of an asset or the price that would have been paid to transfer a liability in a normal transaction between market participants at the time of measurement. Fair value measurement is based on the assumption that the transaction is made in the active market of the asset or the liability, or in absence of active markets, the most advantageous market. The fair value of the asset or the liability is measured by using the following assumptions: that it would be used by market participants for quoting the price of the asset or liability, and that market participants act with the purpose of achieving their economic interests. Fair value measurement for a non-financial asset takes into account the ability of a market participant to generate economic benefits by using the asset in its best use or by selling it to another market participant who will use the asset in its best use. The Group uses valuation techniques that are appropriate to the circumstances and for which there is sufficient obtainable data to measure fair value, while maximizing the use of relevant data. All assets and liabilities measured or presented at fair value are categorized into different fair value levels based on the lowest data level that is significant for the fair value measurement as a whole:

Level 1: Quoted prices (not adjusted) in active markets for identical assets and liabilities.

Level 2: Data other than quoted prices included in level 1 which can be directly or indirectly observed. Level 3: Data not based on observable market data (valuation techniques without the use of observable market data).

r.	Provisions

A provision is recognized when the Group has a current legal or implied obligation, as a result of an event that occurred in the past, that can be reliably measured, and when it is expected that a negative flow of economic benefits will be required to settle the obligation. Provisions are determined by capitalizing future cash flows using the pre-tax interest rate which reflects current market assessments with respect to the time-value of the cash and the specific risks of the liability without taking the Company’s credit risk into consideration. The book value of the provision is adjusted in each period in order to reflect the passage of time. The amount of the adjustment is recognized as financing expenses. The Group recognizes indemnification assets if and only if it is virtually certain that the indemnification amount would be received insofar as the liability is settled. The recognized amount with respect to the indemnification shall not exceed the value of the provision.

Legal Claims

A provision for claims is recognized when the Group has a legal obligation at present or an implied obligation as a result of a past event, when it’s more likely than not that the Group will require its financial resources to settle the obligation and when it can be reliably estimated. When the effect of the time value is material, the provision is measured according to its present value.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

s.	Share-based payments:

Share-based payments to employees and others who provide similar services that are settled in the Company’s capital instruments are measured at their fair value at the time of granting. The Company measures at the time of granting the fair value of the capital instruments granted by using the Black-Scholes model. When the capital instruments granted do not mature until those employees complete a specified period of service during which the employees may also be required to meet certain performance conditions, the Company recognizes the share-based payment arrangements in the financial statements over the vesting period against capital growth, under the section “Capital fund for share-based payment”. At the end of each reporting period, the Company estimates the number of capital instruments expected to mature. A change in estimate compared to previous periods is recognized in profit or loss over the remainder of the vesting period.

t.	Profit (loss) per share

Profit per share is calculated by dividing net profit attributable to Company shareholders by the weighted number of actual ordinary shares that exist for the period.

Potential ordinary shares are included in the calculation of diluted profit per share in the event their effect dilutes the profit per share that arises from ongoing operations. Potential ordinary shares converted during the period shall be included as part of the diluted profit per share, only until the date they are converted. As of said date, potential ordinary shares shall be included in the basic profit per share. The Company’s share in profits of subsidiaries is calculated based on the Company’s portion in the profit-per-share of the subsidiaries, multiplied by the number of shares held by the Company.

u.	Accounting aspects of Global Automax Ltd. merger transaction

(1)	As part of the transaction described in note 1 (b) above, the Company issued shares for the purpose of purchasing all of Global Automax’s shares. The Company constitutes the legal buyer of the transferred operation. However, since as of the date the transaction was finalized Global Automax’ shareholders became the Company’s controlling shareholders with the power to determine its financial and operational policies, the Company constitutes the accounting acquiree in the transaction. Therefore, the transaction is treated in the financial statements as a reverse purchase in which the net assets of the Company are considered as assets purchased by Global Automax (the accounting purchaser). In addition, since at the time of the transaction the Company was without any business activity, then it is not a “business” as defined by International Financial Reporting Standard IFRS 3 and therefore the transaction was treated as a share issue. The financial statements prepared after the completion of the transaction as stated above were described as a continuation of the financial statements of Global Automax and the comparative information presented in these reports will be for Global Automax only, excluding the activity previously reported as part of the Company’s financial statements.

(2)	Below are the principles that were applied in the context of the accounting treatment of the purchase of the Company by Global Automax, which was handled in the way of a “reverse purchase”.

●	The assets and liabilities of the accounting purchaser and accounting acquiree were recognized in the consolidated financial statements according to their book value immediately before the transaction.

●	Surpluses and the other capital items of the consolidated entity after the merger transaction are those of the accounting purchaser Global Automax, which is the legal subsidiary (shortly before the business combination). The structure of the legal capital, i.e. the type and number of remaining shares of the Company (the legal parent company).

●	The accounting acquiree was a shelf corporation as of the date of the transaction. As a result of the transaction, no original differences or goodwill were created. The difference between the consideration for the value of the capital instruments of the Company (the accounting acquiree) on the day of completion of the transaction and the balance sheet value of the net assets of the accounting acquiree on the day of completion of the transaction is credited as one-time expenses for the registration for trading.

●	Comparative information presented in the consolidated financial statements for the periods preceding the date of the transaction is that of the accounting purchaser.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

v.	Implementation of new financial reporting standards and amendments to existing accounting standards for the first time

1.	Amendment to IAS 1, Disclosure of Accounting Policies

In February 2021, the IASB published an amendment to International Accounting Standard 1:

Presentation of Financial Statements (hereunder: “the amendment”). In accordance with the amendment, companies will be required to provide disclosure of their material accounting policies instead of the current requirement to provide disclosure of their significant accounting policies. One of the main reasons for this amendment stems from the fact that the term “significant” does not have a definition in the IFRS while the term “material” has a definition in various standards and in particular in IAS 1.

The standard will be applied for annual periods beginning on 1 January 2023.

The above amendment had an impact on the Company’s accounting policy disclosures, but had no impact on the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

2.	Amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB published an amendment to International Accounting Standard 8: Accounting Policies, Changes in Accounting Estimates and Errors (hereunder: “the amendment”). The purpose of the amendment is to introduce a new definition of the term “accounting estimates”.

Accounting estimates are defined as “financial amounts in the financial statements that are subject to measurement uncertainty.” The amendment clarifies what changes in accounting estimates are and how they differ from changes in accounting policy and error corrections.

The amendment was applied prospectively for annual periods beginning on 1 January 2023 and applies to changes in accounting policies and accounting estimates that occur at the beginning of that period or afterwards.

The above amendment did not have a material impact on the Company’s consolidated financial statements.

3.	Amendment to IAS 12 Taxes on Income

In May 2021, the IASB published an amendment to International Accounting Standard 12, Taxes on Income (hereunder: “IAS 12” or “the standard”) which reduces the applicability of the ‘first recognition exception’ in deferred taxes stated in Articles 15 and 24 of IAS 12 (hereinafter: “the amendment”).

As part of the guidelines for the recognition of deferred tax assets and liabilities, IAS 12 excludes the recognition of deferred tax assets and liabilities for certain temporary differences arising from the initial recognition of assets and liabilities in certain transactions. This exception is called the ‘first recognition exception’. The amendment narrows the applicability of the ‘first recognition exception’ and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from a transaction that is not a business combination and for which equal temporary differences arise in debit and credit even if they meet the other conditions of the exception.

The standard will be applied for annual periods beginning on 1 January 2023 or later. Early application is possible. Regarding lease transactions - the amendment will be applied starting from the beginning of the earliest reporting period shown in the financial statements in which the amendment was first applied, attributing the cumulative effect of the application for the first time to the opening balance of the surpluses (or another component of capital, as applicable) for that date.

The above amendment did not have a material impact on the Company’s consolidated financial statements.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 3 - The main considerations, estimates and assumptions in preparing the financial statements

In preparing the financial statements in accordance with the IFRS, the Company’s management is required to use discretion in assessments, estimates and assumptions that affect the implementation of the accounting policy and the amounts of assets and liabilities, income and expenses. It is hereby clarified that the actual results may differ from said estimates.

During the formulation of accounting estimates used in the preparation of the Group’s financial statements, the Company’s management was required to make assumptions regarding circumstances and events involving significant uncertainty. In its discretion in formulating the estimates, the Company’s management bases the estimates on past experience, various facts, external factors and reasonable assumptions according to the circumstances appropriate to each estimate.

The estimates and assumptions based on which changes in recognized accounting estimates are regularly reviewed are recognized in the period in which the estimates were revised and in any affected future period.

Information regarding assumptions made by the Group regarding the future and other main factors of uncertainty in connection with estimates where there is a significant risk that their result will be a substantial adjustment to the book values of assets and liabilities during the next financial year is included in the following notes:

a.	The considerations

Discount rate of a liability for a lease

The Company cannot easily determine the interest rate inherent in leases, and therefore for the purpose of calculating the liabilities for a lease, it uses the additional interest rate of the Company. The additional interest rate determined by the Company constitutes the interest rate that the Company had to pay on a loan for a period similar to the lease period and with similar security, in order to obtain an asset of similar value to the right-of-use asset resulting from the lease, and all in a similar economic environment.

b.	Estimates and assumptions

In preparing the financial statements, management is required to use estimates, evaluations and assumptions that affect the implementation of the accounting policies and the amounts reported for assets, liabilities, income and expenses. Actual results may differ from management’s estimates. The changes in the accounting estimates are credited in the period in which the change in the estimate is made. Below are the main assumptions made in the financial statements in connection with the uncertainty for the reporting date and critical estimates calculated by the Group, where a material change in the estimates and assumptions may change the value of assets and liabilities in the financial statements in the following reporting periods:

1.	Determining the net disposal value of the new vehicle inventory

The Company regularly examines the realizable value of its inventory, and in particular the inventory of new vehicles. As part of the considerations used to determine the realization value of the new vehicle inventory, the Company estimates the expected sales prices of the inventory and the total additional costs that it is expected to incur in order to complete the sale, including agent commission payments and costs for preparing the vehicle for sale.

2.	Legal Claims

In assessing the chances of the results of the lawsuits filed against the Company and its held companies, the companies relied on the opinions of their legal advisors. These evaluations of the legal advisors are based on their best professional judgment, taking into account the stage of the proceedings as well as the legal experience gained in the various issues. Since the results of the legal claims will be determined by the courts, these results may differ from the estimates.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of NIS)

Note 3 - The main considerations, estimates and assumptions in preparing the financial statements (continued)

3.	Pension benefits and other benefits after employment is terminated

The liability for post-employment benefit plans is determined using actuarial valuation techniques. Calculating the liability involves determining assumptions regarding discount rates, expected rates of return on assets, the wage increase rate and employee turnover rates, among other assumptions. The balance of the obligation may be significantly affected by changes in these estimates.

4.	Lease transactions that include extension and cancellation options

For the purpose of assessing whether it is reasonably certain that the Company will exercise an option to extend a lease period or to cancel a lease period, the Company takes into account all the relevant facts and circumstances that create an economic incentive for the Company to exercise or not exercise the option, such as: significant amounts invested for improvements to the leased property, the importance of the underlying asset and the uniqueness inherent in it for the purpose of the Company’s activity, the Company’s past experience in similar lease transactions and more.

After the start date, the Company re-evaluates whether it is reasonably certain that it will or will not exercise an option when a significant event or a significant change in circumstances occurs that has the potential to influence the Company’s decisions regarding the exercise of the option, such as: significant improvements made to the leased property that were not foreseen at the start date, entering into a lease of a sub-asset of the base asset for a period that exceeds the end of the previously determined lease period and more.

Note 4 - New standards and interpretations that have not yet been adopted

Standard/interpretation/ correction	Financing expenses	Beginning and transition instructions	Expected effects
Amendment to IAS 1, Presentation of Financial Statements: Classification of Current or Non- Current Liability	The amendment replaces certain classification requirements of liabilities as current or non- current. For example, according to the amendment, a liability will be classified as non-current when the entity has the right to postpone payment for a period of at least 12 months after the reporting period, when it has “substance” and when it exists at the end of the reporting period, and this replaces the requirement for a right that is “unconditional”. According to the amendment, a right exists as of the reporting date only if an entity meets the conditions for deferring payment as of this date. In addition, the amendment clarifies that the right to convert a liability will affect the classification of the instrument as a whole as current or non-current, unless the conversion component is equity.	The amendment will be implemented in reporting periods beginning on 1 January 2024, with the possibility of early implementation. The amendment will be applied retroactively, including the amendment of comparison numbers.	The implementation of the standard is not expected to have a material impact on the Company’s reports.

Amendment to IFRS16, Leases: Liability for Lease on Sale and Leaseback	The amendment clarifies the accounting treatment of variable payments for a seller-lessee in a sale and leaseback transaction. According to the amendment, a seller-lessee will include variable lease payment estimates when measuring the lease liability for the first time, and additionally after recognition for the first time the lessee-lessor applies the requirements to the subsequent measurement of the lease liability, so that no profit and loss is recognized relating to the right of use remaining in the hands of the seller-lessee.	The amendment will be implemented in reporting periods beginning on 1 January 2024, with the option of early implementation. The amendment will be applied retroactively, for sale and leaseback transactions that occurred after the adoption of IFRS 16, including the amendment of comparison numbers.	The Group is examining the consequences of the amendment on the financial statements without the intention of early implementation.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 5 - Cash and cash equivalents

	As for 31 December
	2023	2022
Cash	6	9
Cash in banking corporations in Israeli currency	1,475	1,958
Cash in banking corporations in foreign currency	71	263
Short-term deposits in foreign currency	-	4
Total cash and cash equivalents	1,552	2,234

Note 6 – Customers

	As for 31 December
	2023	2022
A. The composition:
Open debts	17,709	9,649
Checks for collection and credit cards	8,965	8,292
	26,674	17,941
Less - provision for doubtful debts	(122)	(122)
Total net customers	26,552	17,819

Customer debts do not bear interest.

b.	Below is the movement in the provision for doubtful debts:

Thousands of NIS
Balance as for 1 January 2022	(122)
Provision during the year	-
Recognition of written off bad debts	-
Cancellation for secured debts that have been collected	-
Balance as for 31 December 2022	(122)
Provision during the year	-
Recognition of written off bad debts	-
Balance as for 31 December 2023	(122)

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 6 - Customers (continued)

c.	Information regarding the Company’s exposure to credit risk regarding customer balances:

		Customers whose due date has passed and the delay in their collection is
	Customers whose repayment date has not yet arrived (without arrears in collection)	Up to 60 days	60-90 days	More than 90 days	Total
	As for 31 December 2023
	Thousands of NIS
Customer balance before provision	4,143	3,123	5,704	4,739	17,709
Doubtful debts
Balance of provision for doubtful debts	-	-	-	(122)	(122)
	4,143	3,123	5,704	4,617	17,587

		Customers whose due date has passed and the delay in their collection is
	Customers whose repayment date has not yet arrived (without arrears in collection)	Up to 60 days	60-90 days	More than 90 days	Total
	As for 31 December 2022
	Thousands of NIS
Customer balance before provision	-	8,366	268	1,015	9,649
Doubtful debts
Balance of provision for doubtful debts	-	-	-	(122)	(122)
	-	8,366	268	893	9,527

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 7 - Receivables and debit balances

	As for 31 December
	2023	2022
Advanced payments to suppliers	17,287	39,494
Related parties	9,979	-
Expenses in advance	3,601	2,208
Accounts receivable	2,166	-
Receivables and other debit balances	1,386	942
Value Added Tax	369	1,556
The assessing officer - a company	14	-
Asset for future transactions (forward)	-	4,131
	34,801	48,331

Note 8 - Vehicles inventory

	As for 31 December
	2023	2022
a. The composition:
New cars	170,009	157,957
Used cars	12,033	17,137
Accessories	1,605	1,769
	183,647	176,863

b.	As stated in Note 2 (i) above, the Group measures its inventory according to the lower of the cost base and the net realizable value. The Group regularly examines the realizable value of the inventory, taking into account a number of factors and characteristics, and in particular the age and condition of the inventory. Regarding the considerations taken into account regarding the examination of realizable value in respect of the new car inventory, see also Note 3b1.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 9 - Investments in companies treated according to the balance sheet value method

Further to what was covered in Notes 1 (c) and 2 (u) regarding the merger and reverse acquisition: as stated, Metomy is the legal purchaser of Global Automax and both own subsidiaries as follows:

a.	Additional information regarding subsidiaries whose reports are consolidated in the Company’s reports:

	Country of incorporation	The Company’s rights in capital and voting rights	Amounts advanced by the Company to the consolidated company	The scope of investment in the capital of the consolidated company	Total
		%	Thousands of NIS
As for 31 December 2023
Automax Hasharon(1)	Israel	67	270	1,899	2,169
Automax Trade In Ltd. (2)	Israel	80	9,128	-	9,128
Automax Leasing Ltd. (3)	Israel	100	77	-	77
Automax Netanya Ltd. (4)	Israel	100	682	-	682
			10,157	1,899	12,056

As for 31 December 2022
Automax Hasharon (1)	Israel	67	1,215	1,845	3,060
Automax Trade In Ltd. (2)	Israel	80	3,036	-	3,036
Automax Leasing Ltd. (3)	Israel	100	11	-	11
Automax car fleets (5)	Israel	100	-	-	-
Metomy Germany GmbH (6)	Germany	100	-	-	-
			4,262	1,845	6,107

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 9 - Investments in Companies handle according to the Balance Sheet Value method (continued)

1.	Automax Hasharon Ltd.:

On April 25, 2021, Global Automax entered into a Founder’s Agreement with a third party that acts as an authorized distributor of vehicles imported by the Company, and operates the Company’s branch in Petah Tikva (hereunder: “the marketer” and “the Founders’ Agreement”, as applicable).

According to the Founder’s Agreement, the parties will work to establish a joint company (which was established under the name of Automax Hasharon), which will, among other things, operate marketing and sales centers for vehicles in the cities of Petah Tikva, Ra’anana, and other locations to be decided by the parties (below: “The joint company”). According to the Founder’s Agreement, the subsidiary company will own 1/3 of the joint company’s share capital, while the marketer will own the remaining 2/3. The parties undertook to provide the joint company with an initial amount as an owner’s loan for the purpose of financing its activities, divided between them according to the relative share of each party in the joint company’s share capital. Distribution of profits in the joint company will be made subject to any law, according to the relative share of each party in the joint company’s share capital. The joint company’s Board of Directors will appoint 3 members, where two will be appointed by the marketer and one by the subsidiary. The Founder’s Agreement also stipulates that certain decisions will require a 100% majority of the directors, including a change in the joint company’s incorporation documents, including a change in the rights attached to the joint company’s shares, providing loans and/or guarantees and/or other financing for the joint company’s activities that deviate from its normal course of business or Providing loans to stakeholders in the joint company, as well as approving transactions in which an office holder, director, shareholder and/or stakeholders in the company have a personal interest.

The Founders’ Agreement includes customary provisions that limit the possibility of share transferring in the joint company, including the right of first refusal (except in the circumstances stipulated in the Founders’ Agreement), the right to join the sale of shares (Tag Along) and forced sale (Bring Along). The joint company operates the company’s branches in Petah Tikva and Ra’anana.

On May 3, 2021, a vehicle marketing agreement was signed between the subsidiary and the joint company. The agreement is valid for a period of 5 years from the its signature date. In return for the marketing and distribution services, the marketer will receive a commission at certain determined rates from the price of each vehicle sold by the joint company (before VAT and minus license fees amount).

On June 23, 2022, an agreement was signed between Global Automax, and the marketer Automax Hasharon (joing company of the subsidiary and the marketer) entered into a Founders Agreement according to which Global Automax purchased from the third party shares held by it which constitute 1/3 of the issued share capital of Automax Hasharon, as well as granted Automax Hasharon with an owner’s loan in accordance with the agreement established between the parties. After grnating the aforementioned owner’s loan, Automax Hasharon paid off the owner’s loan in the same amount granted by the third party. Simultaneously with the signing of the aforementioned agreement, an amendment to the Founder’s Agreement was signed according to which Global Automax will be entitled to appoint two directors to the Hasharon Automax board of directors, and the third party will be entitled to appoint one director. With the completion of the aforementioned agreement, Global Automax owns 2/3 of the issued share capital of Automax Hasharon, and the third party owns 1/3, and two directors on behalf of Global Automax, and one director on behalf of the third party, serve on the board of Automax Hasharon.

In October 2022, in accordance with the agreement between Global Automax and the Marketer, Global Automax commenced operating the Petah Tikva branch directly, while the joint company continues to operate the Ra’anana branch.

No consideration was transferred for the shares.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 9 - Investments in Companies handle according to the Balance Sheet Value method (continued)

b.	The attached cash flows that resulted to the group as a result of the purchase transaction:

Thousands of NIS
Cash paid	-
With the deduction of cash and cash equivalents that were purchased	465
Total	465

c.	Attribution of excess cost:

Thousands of NIS
Cash consideration	-
Balance of acquired assets and liabilities, net	(764)
Excess cost for attribution	764

Attributed:
Goodwill	764

2.	See Note 21b(c) below.

3.	The company was established on June 1, 2022 for the purpose of examining the possibility of engaging in leasing activities.

4.	See Note 21b(g) below.

5.	Automax car fleets Established in February 2019. As of September 24, 2020 Automax Fleets was inactive. On July 30, 2023, an agreement was signed between Automax Fleets, Global Automax and I.V. Drive Ltd. (hereinafter: “I.V. Drive”), as part of which 50% of Automax Fleets’ share capital was transferred to I.V. Drive, and Automax fleets began the activity of brokering leasing transactions, as detailed in Note 21b (17) below.

6.	Matomy Germany GmbH was dissolved during the last quarter of 2023.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 9 - Investments in Companies handle according to the Balance Sheet Value method (continued)

B. Details regarding affiliated companies held by the company:

				Company rights in capital and	As for December 31
Investment in affiliated	Number of		Nominated	voting rights	2023	2022
companies	shares	Type	value	%	Thousands of NIS
Delhom Automax Ltd. (1)	10	Ordinary	0.1	50%	11,256	17,635
	0.2	Management	0.1
Automax Shefela Ltd. (2)	60	Ordinary	1	50%	1,148	130
Automax car fleets (3).	171,451	Ordinary	0.1	50%	85	-
	8	Management	1
Automax Netanya Ltd. (4)	60	Ordinary	1	50%	-	(133)
Hiteczone Motors Ltd. (5)	2,880	Ordinary	0.1	30%	-	14
					12,489	17,646

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 9 - Investments in Companies handle according to the Balance Sheet Value method (continued)

1.	Delhom Automax Ltd.:

	As for December 31
	2023		2022
Share capital	-	(*)	-
Debits and Credits	684		7,697
Loan	5,156		4,705
Investment	5,662		5,577
Equity losses	(246)		(344)
	11,256		17,635

(*)	Amount lower than 1 thousand ILS. In addition, see Note 21b(e) below.

2.	Automax Shefela Ltd.:

	As for December 31
	2023		2022
Share capital	-	(*)	-
Debits and Credits	1,249		244
Equity losses	(548)		(114)
Loan	447		-
	1,148		130

(*)	Amount lower than 1 thousand ILS. In addition, see Note 21b(h) below.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 9 - Investments in Companies handle according to the Balance Sheet Value method (continued)

3.	Automax car fleets Ltd:

	As for December 31
	2023	2022
Share capital	17	-
Debits and Credits	102	-
Equity losses	(34)	-
	85	-

In addition, see Note 21b(p) below.

4.	Automax Netanya Ltd.:

	As for December 31
	2023		2022
Share capital	-	(*)	-
Debits and Credits	-		(26)
Equity losses	-		(107)
	-		(133)

(*)	Amount lower than 1 thousand ILS. See Note 21b(g) below.

5.	Hiteczone Motors Ltd.:

	As for December 31
	2023		2022
Share capital	-	(*)	-
Debits and Credits	-		39
Equity losses	-		(25)
	-		14

(*)	Amount lower than 1 thousand ILS.

On May 27, 2021, Global Automax signed an agreement with Hi Biz Ltd., the operator of the Hiteczone consumer club, to establish a joint company to engage in automotive activity including marketing and sales of vehicles, and become, among other things a web based platform for Hiteczone consumer club and joing the national marketing and sales natwork of the new company (hereinafter: Hi Biz, the Agreement” and the “Joint Venture” as the case may be).

On July 18, 2023, Global Automax transferred all of its rights in the joint venture to High Biz. The transfer of the shares was done without any consideration.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 10 - Assets and liabilities for Lease Agreements

As of January 1, 2018, the company applies standard IFRS 16 as detailed in Note 2 p. This note refers to leases where the Group is the lessee.

a.	Assets composition due to Lease Agreements

	As for December 31
	2023	2022
	Thousands of NIS
Cost:
Opening balance	28,044	18,461
Entry into consolidation	-	5,202
Additions during the year	9,897	1,351
Changes during the year	1,532	3,030
Closing Balance	36,409	28,044

Accrued depreciation and amortization:
Opening balance	11,247	6,309
Changes during the year:
Entry into consolidation	-	766
Depreciation	5,750	4,516
Changes during the year	(1,073)	(344)
Closing Balance	15,924	11,247
Total	20,485	16,797

b.	Composition of liabilities for the Lease Agreements:

	As for December 31
	2023	2022
	Thousands of NIS
Opening balance	18,032	12,508
Changes during the year:
Entry into consolidation	-	4,701
Additions	9,807	1,351
Changes during the year	(509)	3,002
Payments and changes due to leases	(5,226)	(3,530)
Total	22,104	18,032

Current maturities of lease related liabilities	5,775	4,177
Long-term lease related liabilities	16,329	13,855
Total	22,104	18,032

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 10 - Assets and liabilities for Lease Agreements (Continued)

c.	Amounts recognized in profit and loss:

	For the year ending on
	2023	2022
	Thousands of NIS
Depreciation expenses with respect to right-of-use assets	5,750	4,887
Financing expenses with respect to liabilities	1,133	951

d.	The Lease Agreements include ten properties according to the following breakdown:

1.	Lease agreement for a land plot with a structure where Global Automax Jerusalem branch is built

Global Automax has a Lease Agreement with a third party for the lease of an asset in Jerusalem. The Lease Agreement is valid until March 31, 2025, after exercising its extnsion option. Also, Global Automax is granted with additional options to extend it until March 31, 2027. Global Automax is entitled to notify the lessor every year at the appointed time of shortening and/or termination of the Lease Agreement with a written notice of 6 months in advance.

The current monthly lease fees amount to 110 thousands ILS, plus VAT and linkage differences. On April 1, 2020, and every two years thereafter, lease fees shall increase by 3%, in comparison to the monthly fees paid on the previous month.

In order to guarantee Global Automax undertakings subject to the Lease Agreement, the lessor was provided with various collaterals, as detailed: (a) personal guarantees by Daniel Levi, Yinon Amit, Emanuel Paz Puzailov and Eyal Baruch (hereunder: the “Guarantors”); (b) a promissory note by Global Automax at the amount of 500 thousands ILS, personally guaranteed by the Guarantors; and (c) a deposit of 1-month lease fees provided by Global Automax and held by the lessor as collateral for Global Automax undertakings.

In accordance with the approval of the General Assembly of the company’s shareholders, the subsidiary intends to replace the personal guarantees given by the guarantors as mentioned above, with other acceptable guarantees to be given by Global Automax in the amount of up to 5 months lease fees. As for the reporting date, said guarantees have not yet been replaced.

This property houses the subsidiary’s building in Jerusalem, which includes an exhibition center, a parking lot for vehicles imported by the subsidiary, the company’s management offices, as well as a facility and system for preparing vehicles for sale (PDI).

The inherent interest rate of this lease is estimated at 4.3%.

2.	Lease agreement for a land plot with a structure where Global Automax Rishon Lezion branch is built

Global Automax has a Lease Agreement with a third party according to which it leases a 2,000 square meters plot of land on which a 566 square meters building is built in Rishon Lezion. The Lease Agreement is until May 2031. Global Automax may shorten the lease term by a written notice that would be provided to the lessor 6 months in advance. Also, the lessor may shorten the lease period with a written notice of five months in advance, if it wishes to build on the property, provided that it presents the subsidiary with a signed and valid building permit from the Rishon LeZion Planning and Construction Committee.

The monthly lease fees vary between 82 to 100 thousands ILS, plus VAT and linkage differences from May 2015 (predefined annual increases).

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 10 - Assets and liabilities for Lease Agreements (Continued)

In order to guarantee its undertakings subject to the Lease Agreement, the Company provided the lessor with various collaterals, including a bank guarantee on behalf of the Company, promissory notes by the Company, and Company guarantee.

Global Automax branch is located in this property including a presentation center comprised of a showroom for sale of vehicles imported by Global Automax.

The inherent interest rate of this lease is estimated at 3.7%.

3.	Lease agreement for a land plot with a storage lot of Global Automax in Jerusalem

The subsidiary has a Lease Agreement with a third party according to which it leases a plot of land with an area of 1,776 square meters in Jerusalem. The Lease Agreement is until July 2024 (after the subsidiary exercised options granted to it to extend the lease period). The subsidiary may shorten the lease period provided that it notifies the lessor of this with a written notice 60 days in advance. The lessor has the right to cancel the agreement with a written notice of 6 months in advance, in cases of development and/or planning and/or sale of the leased property.

The current rent is ILS 42 thousand, plus VAT and linkage differences.

On March 24, 2024, the general meeting of the company’s shareholders approved the extension of the Lease Agreement for a period of up to 5 additional years, with monthly lease not exceeding NIS 44,100, plus VAT and linkage differences.

Approximately 47% of the leased property rights are held by an affiliated party of one of the Company’s Directors, who is also a controlling shareholder of the Company.

In order to guarantee its undertakings subject to the Lease Agreement, the Company provided the lessor with a sum for a total of 3-months lease fees (120 thousands ILS) plus VAT, as payment for the last three months of the lease term, and an additional CPI-linked promissory note by the subsidiary for the amount of 100 thousands ILS.

This property contains the logistic warehouse of the Company, where it stores its imported vehicles after they are released by the Customs Authorities and prior to their transportation to the Company’s PDI center.

The inherent interest rate of this lease is estimated at 3.7%.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 10 - Assets and liabilities for Lease Agreements (Continued)

4.	Lease agreement for a land plot with a structure where Global Automax Haifa branch is built

Global Automax has a Lease Agreement with a third party according to which it leases a plot of land with an area of 510 square meters on which a building with an area of approximatively 363 square meters is built in Haifa. The Lease Agreement is until May 2026, after it was extended for an additional period.

The monthly lease fees total 42.5 thousand ILS, plus VAT and linkage differences, lease fees for the additional periodd total 44 thousand ILS.

Against possession hand over, a deposit equal to three months’ rent plus VAT was paid to the lessor. Global Automax branch is located in this property including a presentation center comprised of a showroom for sale of vehicles imported by Global Automax.

The inherent interest rate of this lease is estimated at 2%.

5.	Lease agreement for a land plot with a structure where Global Automax Raanana branch is built

Automax Hasharon has a Lease Agreement with a third party according to which it leases a 1,550 square meter lot on which a building of approximately 1,550 square meters is built in Raanana. The Lease Agreement is for the period from May 1, 2021 to April 30, 2026, when Automax Hasharon is granted options to extend it until April 30, 2031. Automax Hasharon is entitled to notify the lessor every year at the appointed time of the shortening and/or termination of the Lease Agreement with a written notice of 3 months in advance.

The monthly lease fees total 55,000 ILS, plus VAT and linkage differences.

Global Automax branch is located in this property including a presentation center comprised of a showroom for sale of vehicles imported by Global Automax.

The inherent interest rate of this lease is estimated at 9%.

6.	Lease agreement for a land plot with a structure where Global Automax Petach Tikva branch is built

Automax Hasharon has a Lease Agreement with a third party according to which it leases a 4,095 square meter lot on which a building of approximately 4,095 square meters is built in Petach Tikva. The Lease Agreement is until December 2024, when she is granted options to extend it until December 2028.

The monthly lease fees total 27,500 ILS, plus VAT and linkage differences.

Global Automax branch is located in this property including a presentation center comprised of a showroom for sale of vehicles imported by Global Automax.

The inherent interest rate of this lease is estimated at 17%.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 10 - Assets and liabilities for Lease Agreements (Continued)

7.	Lease agreement for a land plot with a structure where Global Automax Glilot branch is built

Automax Trade in does not have a Lease Agreement with a third party according to which it leases a 1,100 square meter lot on which a building of approximately 1,100 square meters is built in Glilot. The Lease Agreement is for a period until August 2025 (after exercising an option for its extension). The monthly lease fees total 37,500 ILS, plus VAT and linkage differences.

Global Automax branch is located in this property including a presentation center for sale of new and used vehicles.

The inherent interest rate of this lease is estimated at 1.7% and during the option period at 7.2%.

8.	Lease agreement for a plot with a structure where Global Automax Afula branch is built

Global Automax has a Lease Agreement with a third party according to which it rents a plot of land with an area of 545 square meters on which a building with an area of approximatively 545 square meters is built in Afula. The Lease Agreement is for the period from December 1, 2021 to December 1, 2024, when Global Automax is granted options to extend it until December 1, 2030. Global Automax is entitled to notify the lessor every year at the appointed time of shortening and/or termination of the Lease Agreement with a written notice of 3 months in advance.

The monthly lease fees were set at the amount of 27,250 ILS, plus VAT and linkage differences. Global Automax branch is located in this property including a presentation center comprised of a showroom for sale of vehicles imported by Global Automax.

The inherent interest rate of this lease is estimated at 2.9%.

9.	Lease Agreement in connection with the office in Ashdod

The subsidiary had a Lease Agreement with a third party according to which it rents an 80 square meter office in Ashdod. The Lease Agreement was for the period from April 3, 2023 until it ended on Arril 2, 2023.

The monthly lease fees totaled 3,900 ILS, plus VAT and linkage differences.

This property houses the sales office for institutional customers and the subsidiary’s vehicle fleets, and once the lease period ended, its activity was transferred to other Company branches.

The inherent interest rate of this lease is estimated at 2%.

10.	Vehicles under operational lease

During 2023, Global Automax signed operational Lease Agreements for 19 vehicles for a 3-year period. The aforementioned vehicles are presented on the basis of cost plus one-time setup costs transaction minus accrued depreciation. The vehicles are amortized based on individual calculations for each vehicle over the lease period.

The inherent interest rate of this lease is estimated between 4.53% and 6.9%.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 11 - Fixed Assets, net

	As for December 31
	2023
	Vehicles	Computers	Office equipment and furniture	Leasehold improvements	electronic equipment	Total
Cost
Balance as for January 1, 2023	1,365	1,834	1,893	7,235	260	12,587
Additions during the year	2,144	341	196	924	313	3,951
Subtractions during the year	(1,680)	(16)	(30)	(220)	(138)	(2,084)
Balance as for December 31, 2023	1,829	2,159	2,059	7,939	435	14,454
Accumulated depreciation
Balance as for January 1, 2023	208	1,269	817	2,838	25	5,157
Additions during the year	355	337	158	771	53	1,675
Subtractions during the year	(229)	(2)	(1)	(9)	(8)	(249)
Balance as for December 31, 2023	(334)	(1,604)	(974)	(3,600)	(70)	(6,583)
Fixed assets, net, as for December 31, 2023	1,495	555	1,085	4,339	365	7,871

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 11 - Fixed Assets, net (continued)

	As for December 31
	2022
			Office
			equipment
			and	Leasehold	electronic
	Vehicles	Computers	furniture	improvements	equipment	Total
Cost
Balance as for January 1, 2022	351	1,414	1,484	4,904	61	8,214
Entry into consolidation	123	38	247	648	-	1,056
Additions during the year	1,319	392	173	1,728	199	3,811
Subtractions during the year	(428)	(10)	(11)	(45)	-	(494)
Balance as for December 31, 2022	1,365	1,834	1,893	7,235	260	12,587
Accumulated depreciation
Balance as for January 1, 2022	83	958	673	2,143	-	3,857
Entry into consolidation	20	12	24	62	-	118
Additions during the year	159	303	121	640	25	1,248
Subtractions during the year	(54)	(4)	(1)	(7)	-	(66)
Balance as for December 31, 2022	(208)	(1,269)	(817)	(2,838)	(25)	(5,157)
Fixed assets, net, as for December 31, 2022	1,157	565	1,076	4,397	235	7,430

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 12 - Intangible assets, net

	As for December 31 2023
	Import
	licenses	Goodwill	Website	Total
Cost
Balance as for January 1, 2023	17,020	764	1,045	18,829
Additions during the year	2,644	-	772	3,415
Balance as for December 31, 2023	19,664	764	1,817	22,245
Cumulative reduction
Balance as for January 1, 2023	7,114	-	1,045	8,159
Additions during the year	2,765	-	202	2,967
Balance as for December 31, 2023	9,879	-	1,247	(11,126)

Reduced cost, net, as for December 31, 2023	9,785	764	570	11,119

	As for December 31 2022
	Import
	Licenses	Goodwill	Website	Total
Cost
Balance as for January 1, 2022	16,098	-	1,045	17,143
Additions during the year	922	764	-	1,686
Balance as for December 31, 2022	17,020	764	1,045	18,829
Cumulative reduction
Balance as for January 1, 2022	4,699	-	1,045	5,744
Additions during the year	2,415	-	-	2,415
Balance as for December 31, 2022	7,114	-	1,045	8,159

Reduced cost, net, as for December 31, 2022	9,906	764	-	10,670

Note 13 - Long-term deposits in banking corporations

Long-term deposits in banking corporations, as for December 31, 2023 total 409 thousands ILS. As for December 31, 2022, long-term deposits totaled 535 thousands ILS. The deposits constitute a part of the terms of state-guaranteed loans, as well as an additional deposit deposited by Automax Hasharon with respect to a guarantee provided in relation with the Lease Agreement of the Raanana branch.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 14 – Short-term credit from banking corporations and financing bodies

	Interest rate	As for December 31
	%	2023	2022
Bank - overdraft		8	-
Current maturities of long-term loans (see Note 17)		2,004	1,928
Short-term loans	6.25-9	139,418	139,464
		141,430	141,392

The Group has unsecured credit lines, that totaled as for December 31, 2023 in approx. 148.1 million ILS as for December 31, 2022 approx. 148.1 million ILS. Out of these credit lines the Group utilized approx. 143 million ILS as for December 31, 2023 (approx. 145 million ILS as for December 31, 2022). The Group does not pay for its unutilized credit lines, which are, as stated, unsecured. For details regarding financial benchmarks, see Note 21 C below.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 15 - Suppliers and services providers

	As for December 31
	2023	2022
Open debts	14,117	24,525
Checks for cashing and credit
cards	2,052	3,450
	16,169	27,975

Note 16 - Accounts payable and credit balances

A.	The composition:

	As for December 31
	2023	2022

Advanced payments from Trade receivables	22,407	6,190
Contingent liability in respect of former shareholders of a subsidiary (b)	10,777	10,456
Value Added Tax	5,898	101
Expenses payable	4,725	3,999
Employees and related institutions	819	1,824
Obligation to Global Automax (c) previous shareholders	495	495
Obligation for future transactions (Forward)	320	-
Provision for sick leave and vacation	262	575
Obligation to the control holders of the Company	117	117
Obligation for bonds (d)	-	388
	45,820	24,145

B.	Contingent liability in respect of the subsidiary’s former shareholders and an indemnifying asset for it -

On November 13, 2015, Metomy USA (the company’s wholly-owned subsidiary, incorporated in accordance with the laws of Delaware, USA), acquired the entire holdings (100%) in Optimatic Media Inc. (“Optimatic”) by means of a reverse triangular merger (“The Transaction”). In accordance with the transaction documents, since Optimetic had a large number of shareholders, including inactive companies, and after the company took all reasonable measures to locate those shareholders, the company transferred the full transaction proceeds to a trustee, who was responsible for locating the shareholders and making the payment to the located shareholders. In accordance with the provisions of the Trust agreement signed with the Trustee, after one year from the date of completion of the transaction, the Trustee transferred to Matomy USA the balance of the proceeds of those shareholders who had not yet been located until that date, in the amount of 2,971 thousand US dollars (the “Obligation amount”). On October 29, 2019, Matomy USA was dissolved in accordance with Delaware law, when as part of the liquidation the company undertook to bear the claims filed against Matomi USA. To the best of the Company’s knowledge, according to the law applicable in Delaware, lawsuits can be filed against Matomi USA for a period of up to 3 years from the dissolution date as stated, and the Company’s obligation to bear claims filed against Matomi USA is valid for a period of up to 10 years from the date of dissolution. As part of the merger transaction between the Company and the shareholders of the former Global Automax Ltd. and as a condition precedent to its completion, an agreement was signed with M.R.M Merhavit Holdings and Management Ltd. (the initiator of the transaction) and L.I.A. Pure Capital Ltd. (hereafter collectively: “the Indemnifiers’), according to which in return for a payment of 1 million ILS, plus VAT, to be paid to the Indemnifiers by the company, the Indemnifiers will Indemnify the company for any amount paid to any of Optimatic’s undocumented shareholders as specified above, up to the obligation amount. This obligation was settled in an agreement signed on March 18, 2021 between the company and the Indemnifiers.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 16 - Accounts payable and credit balances (continued)

It should be noted that the aforementioned summary was approved by the Company’s Board of Directors at meetings held prior to the approval of the merger transaction by the Company’s shareholders, and was brought to the Company’s shareholders for approval as part of the merger transaction, which was approved by them on February 28, 2021.

C.	In an immediate report published by the company on March 24, 2021 in connection with the merger transaction completion, it was clarified that according to the merger agreement the cash amount in the company’s treasury should be approximately 22 million NIS. On the accounting deadline according to the aforementioned report, the cash amount in the company’s treasury amounted to of about 21.6 million NIS. In accordance with the aforementioned report, the indemnification provision set forth in item 1.1.10.5 of the meeting summons report dated February 22, 2021, whose agenda was the approval of the merger transaction (“the meeting summons report”) applies to the entire amount of the difference (about NIS 495 thousand) (“the difference amount”) “), according to which the amount difference will be paid by way of allocating the indemnification shares (as defined in the merger agreement) against the capital raising to be carried out by the company (and everything as specified in item 1.1.10.5 of the report convening the meeting), without the absorption of 150,000 NIS stipulated in item 1.1.10.2 of the report convening the meeting applying. It should be clarified that as of the date of publication of these reports, to the best of the company’s knowledge, the former shareholders of the subsidiary postponed the execution date of the aforementioned mechanism in accordance with the right granted to them to postpone it until after the date of the third milestone, but no later than 72 months from the date of completion of the transaction. It should be noted that if the company fails to raise capital, the obligation will be repaid in cash. As of December 31, 2023, the amount of the difference was recorded as capital fund in the Company’s books.

d.	As part of the issuance of the bonds (series B) as detailed in note 19 below, the Company undertook to grant the distributors 733.592 non -marketable warrants exercisable for up to 733.592 ordinary shares of the company with a par value of 0.05 ILS each (after capital consolidation at a rate of 1.5 as stipulated in Note 22 below) (hereinafter: the “Warrants”). The fair value (according to the B&S formula) of each warrant is ILS 0.1058 as of the day the bonds were issued (series B), and a total of about 388 thousand ILS. On July 26,2023 the company has allocated the warrants.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 17 – Long-term credit from banking corporations

	As for December 31
	2023	2022
In ILS, non-linked (*)	3,811	5,603
With deduction of current maturities	(2,004)	(1,928)
	1,807	3,675

(*)	Loans are provided in ILS and bear a Prime+1.5% interest rate during 2023 and 2022. The loans are not CPI linked.

For details regarding financial benchmarks, see Note 21 C below.

Note 18 - Non-granting control Loans from Right Holders

	As for December 31
	2023	2022
A. O. A. Motors Ltd. - a shareholding company	985	957

Note 19 - Liability for bonds

A.	Composition as for December 31, 2023

					Balance
					with
					deduction
	Capital	Nominal	effective		of current
	amount	interest	interest	balance	maturities
Unlinked bonds (series A)	41,094	5.9%	6.9%	41,447	34,598

B.	Additional information regarding bond issuance (series B)

On March 1, 2022, the company issued to the public a total of ILS 45,660 thousand nominal bonds (series B) of the company, worth 1 ILS each, in accordance with the shelf offer report published by the company on February 27, 2022, by virtue of the shelf prospectus of the company bearing the date November 30, 2021 (hereinafter: “The Shelf Offer Report”). The total gross consideration received by the Company for the bonds (series B) allocated according to the shelf offer report, totaled 45,660 thousand ILS. The Company bore the issuance costs totaled approx. 1,034 thousand ILS.

Terms of the bonds (series B)

The bonds (series B) bear a fixed, non-linked annual interest rate of 5.9%, which will be paid twice a year, on February 28 and August 31 of each of the years 2023 to 2025 (inclusive) and on February 28, 2026, all for a period of The interest that ended on the last day before the payment date (hereinafter: the “Interest period”). The interest rate to be paid for a certain interest period (except for the first interest period, as detailed below), will be calculated as the annual interest rate divided by two. The first interest payment date will be made on February 28, 2023 for the period that begins on the first trading day after the auction day according to the first shelf offer report, and ends on February 27, 2023 (hereinafter: “the first interest period”), and the last payment will be made on February 28, 2026, together with The final repayment of the bond fund and against handing over the bond certificates to the company.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 19 - Liability for bonds (continued)

The bonds (series B) will be settled for repayment of principal in 4 unequal annual payments, to be paid on February 28 of each of the years 2023 to 2026 (inclusive), in such a way that the first payment (on February 28, 2023) will be 10% of the principal nominal value of The bonds, the second payment (on February 28, 2024) will be 15% of the total nominal value of the bonds, the third payment (on February 28, 2025) will be 30% of the total nominal value of the bonds, the fourth and final payment (on February 28, 2026) will constitute 45% of the total nominal value of the bonds.

Securing the bonds

In order to guarantee the complete fulfillment of all the Company’s obligations according to the terms of the bonds (series B) and to guarantee the full and accurate repayment of all the principal and interest payments the Company must pay to the bonds (series B) holders, the Company undertook to create and/or register the guarantees listed below for the trustee’s benefit:

1.	As a condition for providing owner loans to the controlled companies, the Company undertook to pledge, with a floating lien, the full rights of the Company by virtue of the owner loans provide from time to time to the controlled companies, and this is to ensure the full and exact fulfillment of all the Company’s obligations according to the bonds (series B) and the deed of trust.

2.	The Company has committed that as long as the bonds (series B) have not been paid in full, in a final settlement, the company will not create general current liens on all of its assets and all of its rights, existing or future, for the benefit of any third party, to secure any debt or any obligation, unless:

(A)	Prior approval will be obtained from the bonds holders (series B), to create the lien in favor of a third party.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 19 - Liability for bonds (continued)

(B)	The Company created for the benefit of the bonds (series B) holders to guarantee the unpaid balance of debt towards the holders, at the same time as the creation of the current lien in favor of the third party, a current lien of the same level PER PESO according to the ratio of the Company’s debts to the third party and to the holders of the bonds as it may change from For the time, this lien will be in effect as long as the bonds (series B) have not been paid in full or until the cancellation of the lien given in favor of the aforementioned third party, whichever comes first.

In addition, the Company undertook as long as the bonds (series B) were not paid in full, it will not create and will not undertake to create, for the benefit of any person and/or entity, liens of any kind and type on the shares of Global Automax Ltd. it owns.

3.	The Company undertook that as long as the bonds (series B) were not paid in full, it would not make a distribution (as defined in the Companies Law, 5759-1999 (hereinafter: “The Companies Law”)), including that it would not declare, pay or distribute dividends (as defined in the Companies Law). Notwithstanding the above, subject to every law, the Company will be entitled to make a distribution by way of a dividend in kind of shares held by it in the affiliated companies and are listed for trading on the stock exchange, provided that the equity of the company, after making the distribution, will not be less than ILS 60 million.

For details regarding financial benchmarks, see Note 21 C below.

Note 20 – Employee benefits

A.	Post-employment benefits

The Israeli Labor Law and Severance Pay Law require the Company to pay severance payments to its employees upon termination or retirement. Therefore, the Company handles the corresponding liability as a post-employment benefit. Calculation of the company’s liability for employee benefits is done in accordance with valid employment contracts and is based on employees’ salaries and employment period, entitling them to receive severance pay.

B.	Defined deposit plans

A portion of the Group’s severance payments to its employees in Israel is subject to the provisions of Paragraph 14 of the Severance Pay Law, 5723-1963. According to this paragraph, current contributions to pension funds and/or insurance policies with insurance companies exempt the Group from recognizing any further liabilities toward those employees for whom said amounts were deposited. Said contributions, as well as deposits in respect of remunerations, constitute defined deposit plans.

C.	Defined benefit plans

The portion of severance pay not covered by contributions to defined deposit plans, as detailed above, are handled by the Group as defined benefit plans, where the Group recognizes a employee’ benefits liability for which the Group is contributing amounts in corresponding insurance policies.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 20 – Employee benefits (continued)

D.	The composition of employee benefits liability presented in the financial status report:

	As for December 31
	2023	2022
Benefits after employment termination by departments:
PDI department	20	20
Sales department	108	154
Management	12	41
	140	215

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees

A.	Claims and legal decisions in the field

As part of its regular business activity, the Group may be exposed to legal proceedings and claims from time to time. Regardless of the outcome of said actions, legal proceedings might have negative impacts over the Company as a result of various costs arising from settlements and the need to receive legal defense and settlemen, reassignment of management resources and other factors.

●	During 2015, an investigation was initiated against a subsidiary, Haim Levy Trade In Ltd. (hereunder:

“Haim Levy Trade In”), one of the Company’s controlling shareholders, and against Company’ position holders – Daniel Levy, CEO; Yinon Amit, Chief Business Officer and Director; Haim Levy, Trade Manager and the son of Daniel Levy; and, Gal Levy, VP of Regulations and Branch network and the son of Daniel Levy, suspecting them of fraud, forgery and money laundering. In addition, said position holders (excluding Daniel and Gal Levy) were interrogated in relation with tax related offenses and regulatory breaches with respect to Company activities as a parallel importer of vehicles subject to the provisions of the Product and Services Supervision Order (Vehicle Import and Provision of Automotive Services), 5769-1978 (hereunder: the “Order”).

At the end of the investigation, Global Automax, Haim Levy Trade In and the aforementioned position holders (with the exception of Mr. Gal Levy) (hereinafter: “Position holders”) received hearing letters, according to which the attorney’s office is considering prosecuting them for committing the aforementioned offenses. On August 5, 2021, the parties involved received a notice from the Tel Aviv District Attorney’s Office (Taxation and Economy), according to which, after a hearing procedure that was held for Global Automax, the office holder (excluding Gal Levy) and Haim Levy Trade In, it was decided to reject their claims and file an indictment against them.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

On August 25, 2021, a notice of indictment was received against Global Automax, Haim Levy Trade In and position holders. The offenses attributed to the accused in the indictment:

A.	Global Automax is accused of committing forgery offenses under the Penal Law, 5737-1977 (hereinafter: the “Penal Law”), fraud under the Penal Law, smuggling under the Customs Ordinance [new version] (hereinafter: the “Customs Ordinance”) and money laundering offenses, according to The Money Laundering Prohibition Law 5760-2000 (hereinafter: “Money Laundering Prohibition Law”) and the Penal Law;

B.	Haim Levy Trade In is accused of conducting forgery acts subject to the Penal Law, fraud subject to the Penal Law, contraband subject to the Customs Ordinance, tax and customs offenses (subject to the Customs Ordinance [New Version], the Value Added Tax Law, 5736-1975 and Acquisitions Tax Law (Goods and Services), 5712-1952) and money laundering offenses subject to the Anti-Money Laundering Law and the Penal Law;

C.	The position holders are accused of forgery according to the Penal Law, fraud according to the Penal Law, smuggling according to the Customs Ordinance and money laundering offenses according to the Law on the Prohibition of Money Laundering and the Penal Law.

D.	In regard to events related to Albar’s Group activity, Haim Levy Trade In is accused of conducting acts of forgery subject to the Penal Law, fraud subject to the Penal Law, contraband subject to the Customs Ordinance, tax and customs offenses (subject to the Customs Ordinance [New Version], the Value Added Tax Law, 5736-1975 and Acquisitions Tax Law (Goods and Services), 5712-1952) and money laundering subject to the Anti-Money Laundering Law and the Penal Law; In addition, Yinon Amit is accused in the aforementioned case with impeachment of the investigation, conspiracy to commit crime and misdemeanor, and obstruction of justice according to the Penal Code.

As of the financial statements signing date, the preliminary hearings regarding the indictment were completed, and in March 2023, hearings on the substantial evidence began.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

Global Automax rejects the charges against the subject of the indictment, among other things in light of the fact that as of 2016 the Order was replaced by the Vehicle Services Licensing Law, which allows the importer to purchase vehicles from any source. Since then, and despite Global Automax being under investigation and later even being summoned to a hearing - which was well known to the Ministry of Transportation as the regulator entrusted with licensing and supervision of the field where Global Automax operates - the Ministry of Transportation renewed and extended Global Automax’s import licenses in accordance with the Vehicle Services Licensing Law, and even issued additional import licenses and permits to Global Automax. It should be emphasized that the vehicles subject to the indictment were not released from Customs at all, and no import documents, registrations or invoices were submitted to Customs. In addition, Global Automax did not continue to operate according to the import license, the subject of the indictment, which expired in 2015. In fact, this is a single incident, originating from the beginning of Global Automax’s activity; Global Automax has learned lessons regarding the manner of conduct and control with its suppliers, and it operates under internal procedures with regard to the company’s contracts with suppliers from which it purchases vehicles.

Global Automax believes, relying on the position of its legal advisors, that it holds good arguments to handle, the charges, the subject of the indictment.

According to legal advice received by Global Automax, in the event of a conviction, as part of a sentence, the punitive sanction as far as Global Automax is concerned may be a financial fine, while for the aforementioned party, in the case of a conviction for money laundering offenses, confiscation may be also possible as part of the sentence. In addition, besides the aforementioned, there is exposure to an administrative procedure by the Ministry of Transportation, as detailed below.

According to Section 8 of the Vehicle Services Licensing Law, an employee of the Ministry of Transportation serving as the Deputy Director General for Traffic (in this item “the Director”) has the authority to refuse granting or renewing a license “if the license applicant has been convicted of a criminal offense which, due to its nature, seriousness, or circumstances, he is not fit to engage in providing vehicle service or in a profession in the automotive industry for which he requested the license, or if an indictment was filed against him for a criminal offense as mentioned and a final judgment has not yet been given in his case.” Also, according to Section 10(a)(7) of the Vehicle Services Licensing Law, the Director may revoke a license, suspend it until ordered conditions are fulfilled, limit it or refuse to renew it, after giving the license holder an opportunity to assert his claims, if the license holder “has been convicted of a criminal or a disciplinary offense, which due to its nature, seriousness or circumstances, he is not fit to engage in providing car service or in a profession, or an indictment was filed against him for a criminal offense as mentioned and a final judgment was not yet given in his case.” In the opinion of the Company’s Management and Global Automax, based on its legal advisors’ opinions, the filing of an indictment against Global Automax, or the fact that it may be convicted in relation to the offences in the indictment, is insufficient to cause the of the director refusal to grant it import licenses, renew its indirect importer license, revoke, restrict, or refuse to renew any licenses granted to Global Automax, due to the following reasons, cumulatively, or to any of them:

A.	The offenses, the subject of the indictment due to their nature, severity and circumstances, as described above, do not lead the Director to the conclusion that Global Automax is not appropriate to engage in the importation and sale of vehicles.

B.	The Ministry of Transportation is aware of the criminal investigation and the filing of the indictment against Global Automax, and this did not prevent it from granting the company an indirect importer’s license, extending it on an ongoing basis to additional vehicle products (when most indirect importer licenses for vehicle products were received or renewed after receiving the summons for the hearing) and granting the Company import permits for various types of vehicles since its operation began. The management of the company concludes from this that the Ministry of Transportation does not see the investigation opened and the indictment filed against Global Automax and their possible results, as possibly leading to the conclusion that Global Automax is not suitable to engage in the import of vehicles.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

C.	According to the ’s management, the policy of the Ministry of Transportation is to increase competition in the industry including the promotion of the company and its business. Thus, the goal of realizing the purpose of the Vehicle Services Licensing Law is to open up the vehicle import market in Israel to competition and to lower entry barriers for commercial imports in the vehicle industry. The Company is a leading party in competition in the industry and it has brought about a real revolution in it, therefore, per the understanding of the company’s management, a refusal to grant Global Automax licenses or renew its licenses is against the competition that the Ministry of Transportation aims to promote.

D.	To the best of Global Automax’s knowledge, since the enactment of the Vehicle Services Licensing Law, the Director has not exercised his authority not to grant or renew a license, and in the opinion of the company’s management, the use of such authority will be done sparingly and very carefully.

Furthermore, Global Automax believes, relying on the position of its legal advisors, that if such administrative proceedings were taken against it, it would be possible to establish a substantial argument against it, including a delay in execution (and this is based, among other things, on similar administrative proceedings underway today, for example the proceedings of the Commissioner of the Capital market, Insurance and Savings vis-à-vis credit service providers).

It should also be noted that the company and Global Automax have a broad and solid managerial and professional framework, a good management system and excellent trade relations, which the company and Global Automax expect to be able to successfully deal with all the challenges that will arise, to the extent that they arise, following the filing of the indictment.

In light of the above, Global Automax assesses, relying on the position of its legal advisors, that the filing of the indictment does not cause cancellation or non -renewal or refusal to grant licenses to Global Automax by the Director, or to harm the functioning of the company and Global Automax.

●	On September 29, 2022, a lawsuit was filed with the District Court in Tel Aviv and an application for its approval as a class action against Global Automax Ltd. (hereinafter: Global Automax), Union Motors Ltd. (hereinafter: “Union”), Lex Motors Ltd. (hereinafter: “Lex”), Toyota Motor Corporation (hereinafter: “Toyota”), and Denso Corporation (hereinafter: “Denso”) (hereinafter: the “Request”).

The subject of the application, is applicants claim that the defendants (Toyota as a manufacturer of vehicles; Danso as a manufacturer of allegedly defective fuel pumps which are installed in vehicles made by Toyota and Lexus and are the subject of the request; Union and Lex as direct importers of vehicles made by Toyota and Lexus to Israel; and Global Automax as an indirect importer of vehicles made by Toyota to Israel, as well as the company that imported the applicant’s vehicle to Israel) breached their obligations towards the members of the group by, inter alia, producing and/or importing and/or marketing and/or selling vehicles in which a defective fuel pump is installed, refrained from performing a service call for all vehicles in which defective pumps are installed, avoidance from bearing the costs caused by the damaged fuel pumps and the service call, and more.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

This, according to the applicants, in breach of the defendants’ obligations according to the Liability for Defective Products Law, 5740-1980, the Sales Law, 5728-1968, the Contracts Law (General Part), 5733-1973, the Licensing of Services and Professions in the Automotive Industry Law, 5776-2016 and other laws.

the group Which the applicants wish to represent as part of the class action (if approved) is all owners (at any time) or holders of vehicles made by Toyota or Lexus, where a fuel pump made by Denso was installed and of the type for which the service call was made.

The respondents estimate the total damage allegedly caused to all the members of the alleged group, in the amount of over 2.5 million NIS.

On November 14, 2023, Global Automax submitted a response to the approval application, in which it rejected all the claims raised in the approval application. In particular, Global Automax rejected the claims specifically directed at it, and this in view of its being an indirect importer, for which most of the alleged obligations on which the request for approval purports to be based - do not apply to it at all, and in view of the fact that with regard to the service calls, the object of the request for approval, it fully complied with all obligations (that are limited in any case) applies to it in this context. On February 25, 2024, the applicants submitted a response on their behalf, in response to the respondents’ answers to the approval request. In their response, the applicants repeated their main claims. Pre-trial hearing is set for September 25, 2024.

At this proceedings preliminary stage, the company’s legal advisors are unable to assess the chances of an approval request being accepted, But according to the information and data provided to them by Global Automax, the company’s legal advisors estimate that the exposure applicable to the company regarding this procedure is not material.

B.	Engagements

On January 6, 2022, the Company contracted with an attorney for the purpose of joint legal representation of Global Automax Ltd., and the position holders who are accused together in the indictment filed against them and others in August 2021, as detailed in Item 21A above.

On December 29, 2021 and March 16, 2022, the Company’s Board of Directors approved the allocation of 9,284,280 non-marketable warrants exercisable for up to 9,284,280 ordinary company shares, by virtue of the option plan for office holders, employees, consultants and service providers of the company and controlled companies, to a company consultant where no employer-employee relationship exists.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

On March 16, 2022, the company signed an agreement with third parties (hereinafter: the “partners”), under which the parties will work to establish and register a joint company, engaging in purchase and sale of used vehicles (trade-in) (hereinafter in this sub-item: “the Agreement” and the “Joint company”, as the case may be).

The Company will grant the joint company exclusivity in the purchase of trade-in vehicles (to be purchased from the company’s customers), according to pricing to be determined at the company’s discretion, subject to meeting the goals set forth in the agreement.

According to an agreement, at the time of the joint company’s establishment, the Company will own 80% of its issued and paid-up capital, while the partners will jointly own the remaining 20%. The partners were given options (exercisable subject to meeting the joint company’s objectives as stipulated in the agreement (hereinafter: “the Option subject to meeting objectives”), as well as the Company meeting the milestones set forth in the merger agreement between the Company and the subsidiary), which, assuming their full exercise, may increase the partners holdings in the joint company up to 48% of its issued and repaid capital.

According to the option subjected to meeting the objectives, if in a certain period after the signing of the agreement the net profit of the joint company will be higher than a set threshold, and also the joint company will purchase a minimum amount of vehicles from the subsidiary as stipulated in the agreement, the partners will be entitled to purchase ordinary shares of the joint company at a rate of 20% from the issued and repaid capital, according to a company value of ILS 30 million pre-money.

Close to the establishment of the joint company, the Company will provide financing to the joint company, in the form of an owner’s loan in the amount of ILS 3 million, for its current activities (hereinafter: “the Owner’s loan”). The owner’s loan will bear interest according to Item 3(j) of the Income Tax Ordinance [new version] (hereinafter: “the Ordinance”), to be repaid in 30 equal monthly payments starting on January 1, 2025. Should the joint company require additional financing for the needs of its current activities in addition to the owner’s loan, the parties will provide the joint company with such financing, in the form of owner loans, according to each relative share in the Company’s issued share capital (hereinafter: “Additional owner loans”). The additional owner loans, if any issued, will bear interest according to item 3(j) of the ordinance.

Prior to the signing of the agreement, the Company entered into a subLease Agreement in connection with offices with an area of approximately 100 square meters as well as land with an area of approximately 1,000 square meters in the “Pi Gillot” complex, which will be assigned to the joint venture company from the date of its establishment and will be used for its activities (hereinafter: “Agreement Lease”). The lease period according to the Lease Agreement is from February 1, 2022 to August 6, 2023, and the company was given an option to extend for another identical period (subject to the extension of the lease period of the main tenant). The agreement can be terminated with a 6-months notice, upon request from the competent authorities.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

On March 16, 2022, a Lease Agreement addendum was signed for the property used as the Company’s logistics warehouse in Jerusalem, according to which the lease period was extended until July 20, 2023, with a Company option to extend said lease period by additional 12 months. The monthly lease fees total 42,000 ILS, plus VAT and linkage differences, and during the optional period, insofar exercised, totals 44,100 ILS, plus VAT and linkage differences.

About 47% of the rights in the property are held by a party related to a Company’s Director, who is also one of a controlling owners of the Company.

On April 27, 2022, following the company’s signing on April 27, 2022 of a non-binding memorandum of understanding with Delhom Motors Ltd. (hereinafter: “Delhom”), a franchise holder for importing Temsa brand buses (hereinafter: “the Franchise”), to establish a joint venture, on June 19, 2022, a detailed agreement was signed between the company, Delhom and Delhom Automax Ltd., a dedicated company established to operate the said joint venture (hereinafter: “the Agreement” and “the Joint company”, and the transaction subject to the agreement “the Transaction”), that will engage, among other things, with import to and marketing in Israel of Temsa brand buses.

Below are the main points of the agreement:

1.	Each party’s holdings, appointment of directors, and management of the joint company: at the agreement completion, each party will hold 50% of the joint company’s ordinary shares, and the Company will be entitled to appoint more than half of the board of directors members. When the Company’s loans (as defined below) are repaid to the Company in full, the directors appointment rights of the Company and Delhom in the joint company’s Board of Directors will become equal. The joint company’s Articles of association stipulates that decisions on certain matters in connection with the management of the joint company will require Dalhom’s approval.

2.	Company loans: As of the completion date, the Company will provide the joint venture with owner loans in the total amount of 10 million NIS (above and below: “Company loans”) set at times to allow the joint venture to meet its obligations to Delhom as detailed in Item 4 below. The Company’s loans will be offered at the same interest rate (back-to-back), as loans the company will raise the said amount from its financing sources, however, in any case loans will not exceed the rate stipulated in the agreement. The Company’s loans, plus interest, will be repaid to the Company or converted to the joint company’s serf capital, all in the manner and at the times stipulated in the agreement.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 – Contingent liabilities, engagements, liens and guarantees (continued)

3.	The initial repayment to the Company: The Company will be entitled to receive first from the joint company’s profits or from its other sources, a total equal to the actually advanced Company’s loans, plus interest accrued on the Company’s loans.

4.	Payments to Delhom: Subject to the completion of the agreement, the joint company will transfer to Delhom an aggregate amount equal to the total of the Company’s loans, according to the details and under the following conditions and dates:

A.	The inventory: at the completion date, Delhom will sell to the joint company, all of the Temsa spare parts inventory that it will have at that time, according to the amount of the cost of the inventory in Delhom’s books (hereinafter: “ Inventory” and “Amount of Inventory Value”).

B.	Contingent advance: at the time of completion, the joint company will pay Delhom an additional amount, as a conditional advance for the transfer of the franchise to the joint company (hereinafter: “the Conditional advance for the franchise”). The agreement sets a mechanism according to which the conditional advance in respect of the concession will gradually become a payment for the franchise to Delhom, depending on the number of years the franchise will be in effect from the date of completion.

C.	Delhom loan: As of the date of completion, the joint company will transfer to Delhom an interest-bearing loan (hereinafter: “Delhom loan”), as a loan at the expense of Delhom’s share of future profits of the joint company which will be repaid in the manner and at the times stipulated in the agreement.

5.	Collaterals: To guarantee repayment of the company’s loans, at the time of completion the joint company will pledge to the Company its rights towards Delhom for the repayment of the Delhom loan, and Delhom will pledge to the company its shares in the joint company as a first-class lien. The liens will be removed upon full repayment of the Delhom loan and the company’s loans in accordance with the provisions of the agreement.

6.	Liability and maintenance: Delhom will cease to be a party to bus maintenance agreements it entered into until the date of the agreement and will bear its obligations according to these, and the joint company and/or the Company will not have any liability or obligation in connection with these maintenance services. The parties reached agreements regarding the manner and conditions of supplying spare parts to Delhom by the joint company, for the purpose of providing the said services.

7.	Financing the joint company’s activity: In addition to the Company’s loans as mentioned above, after the agreement completion, the Company will provide the joint company with a credit line, or arrange a credit line to be provided by financing entities, to the extent stipulated in the agreement.

8.	Preconditions: It was agreed between the parties that the completion of the agreement will be subject to the existence of a number of preconditions, including: (a) receiving Temsa’s consent to transfer the franchise to the joint company, and signing a franchise agreement between Temsa and the joint company, with substantially similar wording to the existing franchise agreement wording and to the satisfaction of the agreement parties, for a period of at least 3 years; and (b) receiving the approval of the Commissioner of Competition (received at the time of publication of the financial statements).

On November 20, 2022, after all of the conditions for agreement completion had been met, the transaction will be completed.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

Prior to completing the Transaction, Dalhom Automax signed a franchise agreement with Temsa for a period of three years, under which the joint company would serve as a direct importer of buses manufactured by Temsa in Israel (hereinafter: “The Franchise Agreement”). The Franchise agreement includes the provisions accepted in agreements of this kind, including sales objectives agreed between the parties, failure to comply with which will give Temsa the right to cancel the franchise agreement, at the end of an agreed recovery period. Also, the joint company has committed that without Temsa’s prior written approval, it will not import and market in Israel during the period of the agreement products competing with those of Temsa.

The franchise agreement includes additional conditions as is customary in the industry.

In addition, the joint company signed a service and warranty agreement with Temsa for a period of three years, under which the joint company would provide maintenance and warranty services for buses manufactured by Temsa in Israel, according to commercial terms established between the parties (hereinafter: “The Service and Warranty Agreement”).

On July 24, 2022, the Company entered an agreement with a third party, under which it shall serve as an authorized distributor of the Company (hereunder: the “Distribution Agreement” and the “Distributor”, as applicable).

Simultaneously with signing the Distribution Agreement, the distributor entered an agreement to rent a display center located in the city of Acre, where the distributor intends to operate a Company’s branch, in accordance with the provisions of the Distribution Agreement (hereunder: the “Lease Agreement”). The Company committed to the lessor in the Lease Agreement that insofar the distributor shall terminate the Lease Agreement (or fail to comply with the provisions of the Lease Agreement), then it will step in its place and sign a lease agreement with the lessor under identical terms. The Lease Agreement is for a period of 3 years starting August 1, 2022, and the Distributor is given an option to extend it for a period of additional 3 years. The Distribution Agreement is for a period of 5 years, and includes the occurrence of certain events, after which each party will be entitled to cancel the Distribution Agreement immediately. In addition, each party will be entitled to cancel the Distribution Agreement for any reason by giving 3 months’ written notice to the other party.

The Distribution Agreement stipulates that the Distributor will purchase demonstration vehicles from the Company for the purpose of demonstration drives, and that the Company will loan inventory of vehicles to the distributor for displaying them in the showroom, subject to the preparation of an insurance policy by the distributor and other established commercial matters.

According to the Distribution Agreement, the vehicles sold by the Distributor to end customers will be priced in accordance with the price list set forth by the Company, where each vehicle sale by the Distributor will earn the Distributor a commission at a certain rate determined in the Distribution Agreement.

On July 28, 2022, Global Automax entered an agreement with a third party, under which it shall serve as an authorized distributor of Global Automax in the city of Netanya (hereunder within this paragraph: the “Distribution Agreement” and the “Distributor”, as applicable).

In addition, on August 7, 2022, the Company entered an agreement to lease a property in the city of Netanya with a total area of approx. 750 sq. m. (which was assigned to the joint company as detailed below), where the Distributor was supposed to operate a branch of the Company, in accordance with the provisions of the Distribution Agreement (hereunder within this subitem: “The Lease Agreement”) The Netanya branch includes offices, a display center and a yard.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

The Lease Agreement is for a period of 3 years starting September 1, 2022, and the Company is granted two options to extend it for additional 3 years periods each (and in total until August 30, 2031). To guarantee the Company’s obligations according to the Lease Agreement, among other things, a guarantee was given from the Company limited in to up to 5 months’ rent amount, plus VAT.

On November 8, 2022, a Founders’ Agreement was signed between the Company and the Distributor, in relation with founding a joint company, Automax Netanya Ltd., which will operate the branch in Netanya, and additional branches as may be decided between the parties (hereunder within this subitem: the “Founders’ Agreement” and “the Joint Company”, as applicable).

According to the Founders’ Agreement, the Company holds half of the joint company’s issued share capital, while the distributor holds the remaining half. The parties undertook providing the joint company with an initial amount as an owner’s loan for financing its activities, divided between them according to the relative share of each party in the joint company’s share capital (hereunder within this paragraph: “Owner’s Loan”). Distribution of profits in the joint company will be made subject to any law, according to the relative share of each party in the joint company’s share capital. The Company shall be entitled to appoint one director to the Board of Directors of the joint company, while the Distributor shall be entitled to appoint one director on his behalf to the Board of Directors after providing his share in the Owner’s Loan (through repayment of a loan provided to it by the Company as detailed below).

The Founder’s Agreement includes customary provisions limiting the possibility of transferring shares in the joint company, including the right of first refusal (except in the circumstances stipulated in the Founders’ Agreement), the right to join the sale of shares (Tag Along) and forced sale (Bring Along).

At the same time of signing of the Founders’ Agreement, a loan agreement was signed between the parties, according to which the Company shall finance the distributor’s share of the owner’s loan, and until the repayment of the such loan provided by the Company to the distributor as stated, the distributor’s holdings in the joint company will be mortgaged in favor of the Company.

In addition, at the same time of signing the Founders’ Agreement, the Distribution Agreement was terminated, and a similar Distribution Agreement has been signed between the Distributor, the joint company and Global Automax, and the Lease Agreement was assigned to the joint company.

During the second quarter of 2023, The retailer transferred his holdings in Automax Netanya (50%) toGlobal Automax Company Without consideration, in the manner that after such transfer Global Automax holds 100% b The share capital of Automax Netanya company And Automax Netanya activity was transferred to Global Automax. As of the date of the report Automax Netanya it is an empty company with no activity.

On August 5, 2022, Global Automax entered a Founders’ Agreement with a third party that acts as an authorized distributor of vehicles imported by the Company, and operates the Company’s branch in Ashkelon (hereunder: “the Distributor” and “the Founders’ Agreement”, as applicable).

According to the Founder’s Agreement, the parties founded a joint company, Automax HaShfela Ltd., which, inter alia, operates vehicle’ distribution and sales centers in the cities of Ashdod, Ashkelon and other locations to be decided by the parties (hereunder: the “Joint Company”).

According to the Founder’s Agreement, Global Automax holds half of the joint company’s issued share capital, while the distributor holds the remaining half. The parties undertook to provide the joint company with an initial amount as an owner’s loan for the purpose of financing its activities, divided between them according to the relative share of each party in the joint company’s share capital. Distribution of profits in the joint company will be made subject to any law, according to the relative share of each party in the joint company’s share capital. The joint company’s Board of Directors will appoint four members, of whom two will be appointed by the distributor and two by the subsidiary company.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

The Founder’s Agreement includes customary provisions limiting the possibility of transferring shares in the joint company, including the right of first refusal (except in the circumstances stipulated in the Founders’ Agreement), the right to join the sale of shares (Tag Along) and forced sale (Bring Along).

Prior to the signing of the Founder’s Agreement, Global Automax entered an agreement for the lease of a showroom with an area of approx. 500 sq. m. in Ashdod which has been assigned to the joint company and is used as a branch of Global Automax in the city (hereunder: the “Lease Agreement”). The lease period is from September 15, 2022 and for three years thereafter, while the joint company is granted an option to extend the Lease Agreement for three additional periods of two years each and in total until September 19, 2031. The Lease Agreements in connection with the properties in Ashdod and Ashkelon were assigned to the joint company.

During the last quarter of 2022, the parties signed a vehicle Distribution Agreement between the joint company and Global Automax, according to which the joint company shall be the authorized distributor of the vehicles imported by the Company in the cities of Ashkelon and Ashdod, which shall replace the existing agreement between the Company and the Distributor.

On February 28, 2023, the company paid the first payment of principal and interest to the bonds (series B) holders in a total amount of approximately ILS 7.2 million.

On March 13, 2023, Dalhom entered a conditional agreement for the distribution, sale, and marketing in Israel of private electric vehicles manufactured by Al Damani, a manufacturer from the United Arab Emirates (hereinafter: “the Distribution Agreement”, “the Vehicles” and “the Manufacturer”, respectively).

In accordance with the Distribution Agreement, the vehicles will be sold to Dalhom according to the orders it will place from time to time, while the appointment of Dalhom as a distributor of the vehicles in Israel is subject to its meeting order goals within a certain period from the date of signing the Distribution Agreement. Prices and additional commercial terms to be agreed upon between the parties until the date when Dalhom’s obligations under the Distribution Agreement come into effect. The manufacturer will provide Dalhom with warranty services for the vehicles, for the period stipulated in the Distribution Agreement, and will also provide it with spare parts.

The Distribution Agreement is valid for several years, and subject to Dalhom meeting order goals, its validity will be automatically extended for several additional years.

The law applicable to the Distribution Agreement is the law of the Dubai International Financial Center (hereinafter: “DIFC”), and the place of jurisdiction in relation to any dispute between the parties regarding the Distribution Agreement will be in Dubai, in accordance with DIFC rules.

It should be emphasized that all Dalhom obligations according to the Distribution Agreement are conditional on receiving all the required regulatory approvals from the Ministry of Transportation for the import of vehicles to Israel, which have not yet been granted as of the date of the financial reports.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

The information presented above in connection with the import and distribution of vehicles in Israel is considered forward-looking information as defined in the Securities Law, 5728-1968, which at this stage there is no certainty of its realization, inter alia, due to factors that are not under the control of the Company or are not under its full control. The realization of the aforementioned information depends, inter alia, on the certificates of the Ministry of Transportation and other institutions, which, as mentioned, have not yet been granted at this stage and there are no certainty that they shall be obtained in the future.

A lease agreement that is used as a service center for buses that are manufactured by Temsa In February 2023, Dalhom Automax signed a lease agreement with third parties (hereinafter: “the Lease Agreement” and the Lessors”, as applicable, according to which Dalhom Automax will rent from the Lessors an asset at Hod HaSharon that its area is approx. 4,000 square meters for the purpose of establishing and operating a vehicles’ repair shop, which will be used as a service center for buses that are manufactured by Temsa.

The initial lease period according to the agreement is 5 years starting from March 15, 2023, and ending on March 14, 2028 (“the First Lease Period”). Dalhom Automax will have the option to extend the initial lease period for an additional period of 5 years, subject to its compliance with the provisions stipulated in the Lease Agreement (“the Additional Lease Period”).

During the first year of the lease period, Dalhom Automax will pay a monthly rental fee of 120 thousand ILS, plus VAT. Starting from the beginning of the second year of the First Leasing Period (i.e., starting from the 13th month of the rental period), Dalhom Automax will pay a monthly rental fee of 130 thousands ILS plus VAT. The rental fees during the Additional Leasing Period will increase by 5% compared to the last rent that was paid until the beginning of the Additional Lease Period. The rental fee shall be linked to the consumer price index.

In order to guarantee Dalhom Automax’s undertakings according to the Lease Agreement, the Lessors were provided with the following securities: (a) a Compay’ guarantee, jointly and severally with Dalhom Motors and for an unlimited amount, for all the undertakings of Dalhom Automax according to the Lease Agreement; (b) an autonomous bank guarantee in an amount that is equal to the rental fees for a 4-months period plus VAT, when the sum guarantee is linked to the consumer price index. Instead of providing a bank guarantee, Dalhom Automax may provide to the Lessors an amount of 561,600 ILS which shall be used as a deposit that will be held by the Lessors.

Dalhom Automax has undertaken to indemnify the Lessors and/or anyone on their behalf for any amount they will be required to pay in connection with a lawsuit of a certain third party, insofar it is filed, for the failure of Dalhom Automax and that said third party to jointly rent the asset. The service center was opened to customers during January 2024.

Given that the Company met milestones no. 2 and 3 that were set in the merger agreement between the Company, Global Automax and its shareholders at the time (the current shareholders in the Company), and between M.R.M Merchavit Holdings and Management Ltd. (the initiator of the transaction), on March 28th 2023 it allocated to the controlling shareholders in the Company an additional 168,105,258 ordinary shares of the Company, which constitute about 41% of the Company’s issued and paid-up share capital after the allocation. After this said allocation, the controlling shareholders of the Company held together about 70.9% of the issued and paid-up share capital of the Company, and as of the day the financial statements are signed they hold together about 55.65% of the Company’s issued and paid-up share capital.

Following the approval of the general assembly of the Company’s shareholders, which took place on May 8th 2023, on May 21st 2023 the Company’s registered share capital and its issued and paid-up share capital were consolidated at a ratio of 1:5, in such a way that every five (5) ordinary shares in the Company’s registered share capital and in its issued and paid-up share capital, that the denominated value of each one of them is 0.01 ILS, were consolidated into one (1) share that its denominated value is 0.05 ILS and the articles of association were accordingly amended.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

Following the approval of the Company’s board of directors, on June 28, 2023 8,000,000 ordinary shares of the Company that the denominated value of each one is 0.05 ILS were allocated to 3 investors in exchange for a total investment of NIS 4,000,000 at a price of 50 Agorort per share by way of a private offer.

On July 26, 2023, the Company allocated 733,592 (non-tradable) warrants, which can be exercised up to 733,592 ordinary shares of the Company, to Leumi Partners Ltd., as part of the consideration for the distribution services they provided to the Company in connection with the Company’s bond offering (series B). The warrants can be exercised in full on the date of their allocation and for a period of 48 months thereafter, at an exercise price of NIS 3 per share.

On July 30, 2023, an agreement was signed between E.V Drive and Global Automax and Automax Vehicle Fleets (which until the signing of the aforementioned agreement was a non-active company, that was fully owned (100%) by Global Automax). According to this agreement, shares which represent 50% of the issued and paid-up capital of Automax Vehicle Fleets were transferred to E.V. Drive, without consideration, and it was decided that Automax Vehicle Fleets will engage in the field of leasing or in the brokerage of leasing transactions (hereinafter in this sub-article: “the Agreement”). The Agreement settles the management of Automax Vehicle Fleets and states, among other things, that Global Automax will provide to Automax Vehicle Fleets an initial amount as an owner’s loan for the purpose of financing its activities, which will be repaid from the profits of Automax Vehicle Fleets in 24 payments starting at the end of 36 months from the signing of the agreement. The distribution of profits in the joint company will be done subject to any law, according to the proportional share of each party in the joint company’s share capital. The board of directors of the joint company will appoint two members, when each party will appoint one director. The founders’ agreement also stipulates that certain decisions will require a majority of 100% of the directors, including a change in the joint company’s incorporation documents, and inter alia, a change in the rights that are attached to the joint company’s shares, the provision of loans and/or guarantees and/or other financing for the joint company’s activities that deviate from its regular course of business or the provision of loans to stakeholders in the joint company, as well as the approval of transactions in which an office holder, director, shareholder and/or stakeholders in the company have a personal interest.

The Founders’ Agreement includes acceptable provisions that limit the possibility of transferring shares in the joint company, including the right of first refusal (except in the circumstances stipulated in the Founders’ Agreement), the right to join the sale of shares (Tag Along) and a forced sale (Bring Along).

Following the approval of the Company’s board of directors from August 15, 23 and 24, 2023, on September 18th 2023 new credit limits were provided to Dalhom Automax from two banking corporations (which also provided credit limits to Global Automax Ltd.) at a sum of NIS 7.5 million each (hereinafter: the “Credit Limits”). The credit, which was provided out of the Credit Limits carries an annual interest that ranges between prime + 1.5%-0.5%. The Company guarantees the undertakings of Dalhom Automax towards each of the banking corporations in connection with the Credit Limits. The Credit Limits include a commitment of Dalhom Automax to comply with financial standards, as detailed in note 21c below.

On October 19, 2023, the Company entered into a market making agreement (the “Agreement”) with Israel Brokerage and Investments -IBI Ltd. (“the Market Maker”), according to which the Market Maker will act as a market maker in the Company’s ordinary shares (the “Securities”) which are traded on the Tel Aviv Stock Exchange Ltd. (“the Stock Exchange”) from October 22, 2023. Such market making will be done according to the rules set forth in Chapter IX of Part III of the Stock Exchange’s bylaws, and the instructions pursuant thereto, in exchange for an amount, which was set forth in the agreement, that is not significant for the Company.

The agreement is for a period of one year starting from the day it came into effect, and it will be automatically extended, as long as it is not canceled in accordance with its instructions, for additional periods of 12 months each.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

Following the Company’s announcement on November 9, 2023, regarding negotiations to sign a memorandum of understanding with a public company that is incorporated in Israel and its securities are traded on the NASDAQ Stock Exchange (the “Absorbing Company”), for a merger with the acquiring company (hereinafter: the “Memorandum of Understanding” and the Transaction “or the “Merger”, as the case may be), subject to the signing of a detailed agreement based on the principles that were set forth in the Memorandum of Understanding (hereinafter: the “Detailed Agreement”), the parties signed the Memorandum of Understanding on November 21st 2023, and on December 26, 2023, the Company notified that part of the commercial terms between the parties, shall be updated in the following manner.

Here below are the main points of the Memorandum of Understanding, as they were updated:

1.	The Company will merge with the Absorbing Company through a reverse triangular merger - in such a way that the target company, which is a subsidiary that is fully owned by the Absorbing Company and was established for the purpose of the merger, will be merged with and into the Company and will be liquidated afterwards, so that the Company will become in exchange for an allocation of shares of the Absorbing Company to the Company’s shareholders, which will constitute 49.99% of the fully diluted issued and paid-up share capital of the Absorbing Company, a subsidiary of the Absorbing Company.

2.	At the time the Transaction is completed, the Absorbing Company will invest in the Company as equity a total of sum of cash that will not be less than 4.250 million US dollars.

3.	At the time the Transaction is completed, the Absorbing Company will have assets and activities, in addition to the Company’s field of activity.

4.	According to legal advice the Company received, the shares of the Absorbing Company that will be allocated to the Company’s shareholders will not be blocked.

5.	Completion of the Merger is subject to the fulfillment of contingent terms, which are acceptable in transactions of this type, including the completion of a due diligence by both parties up to their satisfaction, the receipt of all required approvals from third parties (including a ruling from the Israeli Tax Authority), compliance with the NASDAQ rules that guarantee that the shares of the Absorbing Company will continue to be registered for trade, the obtainment of approvals for the merger according to section 350 of the Companies Law, 5799-1999, as well as an exemption for Absorbing Company from publishing a prospectus in Israel.

6.	The composition of the board of directors and the manner the Absorbing Company and the Company will be managed after the completion of the merger will be decided within the Detailed Agreement.

7.	The Memorandum of Understanding is non-binding agreement, except for the provisions regarding confidentiality, No Shop, and the applicable law and place of jurisdiction, which bind the parties.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

It should be noted that if the Transaction is completed according to the above principles, then the Company’s shares are expected to be deleted from the trade in the Stock Exchange subject to the receipt of all the approvals that are required by law, while the bonds (series B) of the Company will continue to be traded in the Stock Exchange.

The Absorbing Company provided to the Company after the date of the report about the financial situation a bridging loan in the amount of 1.4 million dollars, as detailed in note 32(2) below.

It should be noted that there is no certainty that the Detailed Agreement will be signed or that it will be signed under the conditions, which are listed above, or that the conditions pending for the completion of the transaction will be met, therefore it is also not possible to estimate if and when the Transaction will be completed (if at all). The company will continue and report in every case that significant changes will apply and as required by law.

In accordance with the announcement of the Securities Authority on October 16, 2023, regarding an extension that is granted to the publication of the quarterly reports for the third quarter of 2023 due to the “Israel-Hamas” War, on November 28, 2023, the Company’s board of directors approved the postponement of the publication date of the quarterly report for the third quarter of 2023 to December 31, 2023.

Following the approval of the Company’s board of directors, on December 31, 2023 14,285,714 ordinary shares of the Company that the denominated value of each one is 0.05 ILS were allocated by way of a private offer at a price of 70 Agorot per share in exchange for an offset of a current credit of suppliers in the sum of 10,000,000 NIS because of an inventory of about 90 vehicles that the Company purchased and they were given to it.

C.	Liens and financial standards

Banking Corporations

●	Global Automax Ltd.

The Company has On-Call credit limits from 4 banking corporations, which are unsecured and as of December 31st 2023 they amount to 150 million NIS.

On January 12, 2023, Global Automax’s credit limit from banking corporation B was increased from 30 million ILS to 40 million ILS.

The Company guarantees Global Automax’s undertakings towards the banking corporations in connection with the credit limits.

In order guarantee the full repayment of the amounts that will be provided to Global Automax according to the credit limits from the banking corporations, Global Automax mortgaged in favor of the banking corporations certain assets and rights that were agreed upon, including:

1.	A floating lien in the first degree on the entire plant, the equipment, the assets, the funds, the property and rights of Global Automax, including their fruits;

2.	A permanent lien in the first degree and pledge on Global Automax’s unallocated share capital and its reputation;

3.	A permanent lien and pledge on the bills of lading, certificates of ownership of goods, documentary letters of credit, or other documents that indicate an ownership of goods or chattel which will be delivered from time to time to the banking corporation;

4.	A permanent lien and pledge on all the securities, documents, and bills of others that Automax has delivered or will deliver from time to time to the banking corporation.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

Also, as part of Global Automax’s undertakings to the banking corporations, it must meet financial standards. Here below is a specification of the maximum and cumulative financial standards that Global Automax undertook towards the banking corporations:

●	The tangible equity in the Company’s financial statements shall be no less than 35 million ILS. This standard will be examined according to Global Automax’s consolidated financial statements for June 30th and December 31st of every year.

●	The tangible equity will constitute no less than 25% of Golbal Automax’s tangible balance sheet. This standard will be examined according to Global Automax’s consolidated financial statements for June 30th and December 31st of every year.

●	The ratio between the inventory and net credit (LTC) will always be no less than 115%. This standard shall be examined once a month.

The aforesaid financial standards will be examined in relation to the consolidated financial statements of Global Automax Ltd.

In the letters of commitments that Global Automax gave the banking corporations, it undertook, amongst other things, that:

●	No dividend will be distributed if the equity in the financial statements of Global Automax is less than 35 million ILS and its ratio in relation to the total balance sheet is less than 25%.

●	Loans and promissory notes that were issued in favor of Global Automax’s shareholders will be inferior to the credit of Global Automax, which was received from the banks.

Here below are the results of financial stipulations as of December 31, 2023:

	Bank A	Bank B	Bank C	Bank D
Tangible equity	62,062	64,080	64,080	64,080
Tangible Equity compared to the Balance Sheet	25.63%	26.24%	26.24%	26.24%
LTC ratio to net credit	131.77%	131.77%	131.77%	131.77%

As was specified above, on December 31, 2023, Global Automax met all the financial stipulations, which are specified above

On December 31, 2022, Global Automax met all the financial stipulations, which are listed above, except for the stipulation of the ratio between the net financial debt and the EBITDAtowards banking corporation A (as is specified here below, this stipulation was canceled) However, Global Automax received a disclaimer from the aforementioned banking corporation that it will not act with respect the failure to meet the aforesaid standard on December 31, 2022 according to the rights that were granted to it in the financing agreements.

On March 27, 2023, Global Automax signed an update to the letter of commitment with Banking Corporation A regarding the adjustment of the standards of Banking Corporation A to the other banking corporations (except with respect to the definition of the term tangible equity and tangible balance sheet). The financial stipulation of the ratio between the net financial debt and EBITDA has been canceled in this update.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

●	Automax “Trade In” Ltd.

On January 25, 2023, Automax Trade In Ltd. was given a credit limit of 15 million NIS from a banking corporation.

The Company guarantees Automax Trade In’s undertakings towards the banking corporation in connection with the credit limit.

The credit limit includes Automax Trade In’s undertakings to meet financial standards in accordance with a letter of commitment that was signed between Automax Trade In and the banking corporation, which specifies as follows:

●	The amount of Automax Trade In’s tangible equity shall be no less than 25% of Automax Trade In’s tangible balance sheet.

An examination of compliance with this standard will be conducted on the basis of Automax Trade In’s semi-annual and annual reports.

As of December 31, 2023, the said ratio is 28.66%.

●	The ratio between (a) the value of Automax Trade-in’s vehicles, and (b) the net financial debt, will not be less than 130% (hereinafter: “the LTV Ratio”). The value of the vehicles according to Yad 2’s price list or according to another price list that will be approved by the banking corporation as was known at the time of the relevant calculation.

An examination of compliance with this standard will be conducted on a monthly basis as well as according to the banking corporation’s demand. As of the date of the financial statements, the ratio of this standard was 140.90%.

In addition, the letter of commitment includes a provision of a cross-commitment regarding the credit that was provided by the banking corporation to Global Automax Ltd., and a subordination and lowering of the owner’s loans that were given to Automax Trade In.

As was specified above, on December 31, 2023, Global Automax met all the financial stipulations, which are specified above

●	Dalhom Automax Ltd.

On September 28th 2023 new credit limits at a sum of 7.5 million NIS each were provided to Dalhom Automax by two banking corporations. The Company guarantees the undertakings of Dalhom Automax towards each of the banking corporations in connection with the credit limits.

The credit limit includes Dalhom Automax’s undertakings to meet a financial standard in accordance with the letters of commitment that were signed between Dalhom Automax and the banking corporations, which specifies as follows:

●	The ratio between (a) the value of the inventory of vehicles of Dalhom Automax together with the remainder of the advance payment to the supplier, and (b) the net financial debt, shall be no less than 1.2.

An examination of compliance with this standard will be conducted on a monthly basis as well as according to the banking corporation’s demand.

As of the date of the financial statements, the ratio of this standard was 1.35.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

In the letters of commitment that Dalhom Automax gave the banking corporations, it undertook, amongst other things, that its tangible equity will increase every year at a rate that will be no less than 50% of the annual net profit:

In addition, the letters of commitment include a cross default provision regarding the credit that is provided by the banking corporations to Global Automax, a prohibition on directly changing the control at Dalhom Automax and other acceptable instructions, including an inferiority and subordination of the owners’ loans that were given to Dalhom Automax, the provision of statements and reports to the banking corporations and etc.

In order to guarantee the full repayment of the amounts that will be provided to it according to the credit limits, Dalhom Automax mortgaged in favor of the banking corporations all its assets, including the rights and fruits that derive from the assets, in a floating lien (a general current lien)

It should be noted that at the Company’s request, part of the credit limits for Dalhom Automax were diverted from an existing credit limit of another company in the Group, so that after the credit limits were provided to Dalhom Automax, the total amount of credit for the Group (including Dalhom Automax) actually increased by 7.5 million NIS.

Bonds

On March 1, 2022, the Company issued bonds to the public (series B) (see Note 4 here below). The Company undertook within the issuance of these bonds to meet (until the date of the final and full repayment of the bonds (series B)) certain financial standards as detailed below:

1.	The ratio between the Company’s equity and its total balance sheet, according to the Company’s consolidated financial statements, will be no less than 11%. In order to calculate the ratio of the equity, the liabilities because of lease agreements and the current liabilities because of lease agreements will be neutralized from the total balance sheet. As of December 31, 2023, the ratio is 16.29%.

“Equity” means the equity (including minority rights) that is presented in the Company’s consolidated financial statements, in accordance with the regulation and accounting standardization, which exist at the time of the issuance, and without taking into account regulatory changes. When calculating the equity, the Company’s undertaking to the former shareholders of Optimatic Media, Inc. will be taken into account as part of the equity.

Regulatory changes mean changes in the relevant legislation and/or accounting standardization, including changes in the direct or indirect tax regime, which applies to the fleet of vehicles of the Company and of its subsidiaries and/or to their activities.

2.	The Company’s equity shall be no less than 25 million NIS according to the Company’s consolidated financial statements (“a Minimal Equity”). As of December 31, 2023, the Equity as defined above was 46,191 thousand NIS.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

3.	The sum of the Company’s assets according to its consolidated financial statements, which are not encumbered with a specific lien, will not be less than the principal of the bonds that has not been repaid yet, together with the interest that has accrued thereon up to that date and has not yet been paid. As of December 31, 2023, the sum of the Company’s assets (which is calculated in the manner that is specified below) is 270,893 thousand ILS, and the sum of the principal of the bonds that has not yet been repaid together with the interest that accumulated until that date, is 41.700 thousand ILS.

According to the deed of trust, the assets due to the lease agreements, intangible assets and deferred taxes will be neutralized for the purpose of calculating the total sum of the assets in the manner that is specified in the Company’s consolidated financial statements.

4.	The quotient that is obtained from dividing (a) the value of the vehicles that are owned by the Company by (b) the net credit, will be no less than 110% (“the Minimum Value of a Vehicle”). As of December 31, 2023, the ratio is 112%.

The aforementioned standards are reviewed once a quarter, according to the Company’s consolidated financial statements.

If for two or more consecutive reporting periods, the equity ratio (as defined above) shall be lower than 11% and/or the Equity (as defined above) will fall below 20 million NIS, and/or the minimal sum of the assets shall be lower than the principal of bonds that has not yet been repaid plus the interest that it accrued up to that date and has not yet been paid and/or the Minimal Value of a Vehicle shall be less than 110%, this will be grounds for immediate repayment of the bonds (series B). What is said above will not apply if the Company will notify within the financial statements for the second consecutive reporting period, from which it derives that it has not met the undertakings regarding the Equity and/or the Minimum Equity and/or the Minimum Sum of Assets and/or of the Minimum Value of a Vehicle, which it will do until the date these financial statements are signed, that it has amended the violation after the date of the financial statements.

As was mentioned above, the Company met as of the date of the financial statements all the financial stipulations, which are listed above.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

d.	Guarantees

The Company guarantees the undertakings of Global Automax, Automax Trade In and Dalhom Automax with respect to loans they received from banking corporations, including the state-guaranteed loans and Global Automax’s undertakings according to the rent agreements regarding the branch in Rishon Le-Zion and branch in Netanya.

The additional shareholder at Dalhom Automax undertook to indemnify the Company due to the guarantee the latter gave with respect to Dalhom Automax undertakings to banking corporations for the credit limits they submitted to it at a sum of half (50%) of the expenses the Company expended in connection with the exercise of any of the guarantees by any of the banking corporations, and it also undertook to pay to the Company every month a sum of 25,000 NIS plus VAT, as long as the shareholder is not a guarantor towards the banking corporations in accordance with their requirements.

In addition, some of the Company’s controlling shareholders guarantee, either directly or through companies controlled by them, the undertakings of the subsidiary according to the rent agreement regarding the Global Automax branch in Jerusalem. For additional details, see Note 10D1 here below.

A consolidated company provided to the customs authorities a bank guarantee at the amount of approx. 1,315 thousands ILS and a bank guarantee to a third party at the amount of approx. 50 thousands ILS.

Note 22 – Share capital and premium on the shares

א. Registered, issued and paid up share capital:

	Number of shares
	As of 31 December 2023
	Registered	Issued and Paid up
Ordinary shares, 0.05 ILS par value each	400,000,000	103,691,969

	Number of shares
	As of December 31, 2022
		Issued and
	Registered	Paid up
Ordinary shares, 0.01 ILS par value each	2,000,000,000	248,684,895

(*)	including dormant shares that their dominated value is 1,951,775.

(*)	including dormant shares that their dominated value is 9,758,875.

(***)	A capital consolidation was carried out in a ratio of 1 to 5, see below section V.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 22 – Share capital and premium on the shares (continued)

Rights that are attached to shares:

The ordinary shares entitle their holders with the right to participate in the Company’s general assemblies and vote in them. All the ordinary shares entitle their holders with a right to receive dividends and distributions of the surpluses of the Company’s property in the event of a liquidation or to any other form of capital return, based on their par value.

Management shares give their owners all the rights that are granted to ordinary shares, and in addition they grant the right to appoint a director to the Company’s Board of Directors, as detailed in the Company’s articles of association.

Capital note conversion:

According to the provisions of the merger agreement, the capital note that has been issued to the former shareholders of the subsidiary, based on their proportional share in its equity, at a total amount of approx. 15.6 million ILS, has been converted into premium on the issued share capital.

Warrants and rights to shares:

On February 28, 2021, the merger agreement was approved by the general meeting of the Company’s shareholders.

▪	On March 24, 2021, the merger transaction was completed, in which securities were allocated as follows (before the capital consolidation had been carried out at a ratio of 1:5): The developer received in exchange for the transaction 7,900,947 ordinary shares of the Company without any financial consideration on its part.

▪	59,257,103 warrants of the Company were allocated to candidates for service as officers of the Company and 3,394,549 warrants of the Company were allocated to a candidate for service as an active chairman of the board of directors of the Company

▪	168,105,258 rights to the Company’s shares were allocated to former shareholders of Global Automax and 6,738,368 warrants of the Company were allocated to the candidate for service as an active chairman of the board of directors of the Company, subject to the Company’s compliance with the milestones that were stipulated in the merger agreement. These rights were converted on March 29, 2023 into ordinary shares after the Company met the 2nd and 3rd milestones, which were set in the merger agreement.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 22 – Share capital and premium on the shares (continued)

●	Here below is a specification of the allocations:

Name	Position	Rights to shares that were converted into ordinary shares	Warrants	Rights to shares (the indemnification) (1)
Haim Levy – Trade In Ltd.		42,026,314		3,460,000
A. Yinon 2015 Ltd		42,026,314		3,460,000
Pozilov Investments Ltd.		42,026,315		3,460,000
Eliyahu Baruch Ltd.		21,013,158		1,730,000
Belporto Investments Ltd.		21,013,157		1,730,000
Daniel Levy	CEO		8,888,565
Yinon Amit	Chief Business Officer		8,888,565
Emanuel Poziylov	Shareholder and Director		8,888,565
Eyal Baruch	Shareholder and Director		8,888,565
Haim Levy – Trade In Ltd.	Vice President of Trade and Procurement		7,900,948
Gal Levy	Vice President of Standardization and Manager of Chain of Branches		7,900,948
Tomer Levy	Vice President of Business Development and Headquarters and Director		7,900,947
Doron Shorer	Former chairman of the board of directors (2)		10,132,917
Total		168,105,258	69,390,020	13,840,000

(1)	This includes the indemnification shares because of undertaking to the controlling shareholders, see note 16c.

(2)	On December 29, 2021, Doron Shorer ceased to serve as chairman of the board and as a result 2,545,912 options from series B1, 2,799,014 options from series B2 and 3,939,354 options from series B3 expired. On March 16, 2022, the Company’s board of directors approved an allocation of 9,284,280 non-tradable warrants (series B) to Mr. Shorer, instead of the warrants that expired.

The allocation of options and rights to shares is in accordance with the terms and in compliance with the milestones that are stipulated in the merger agreement. Also, it was agreed in the merger agreement on employment agreements for the designated officers, as was approved in the merger transaction.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 22 – Share capital and premium on the shares (continued)

●	Here below is a table that includes the number of stock options and the changes that were made in the employee option plans: Following the capital consolidation that is detailed in note 22F here below, the amount of shares that will result from the exercise of the options will be one fifth of the amount of options that is shown here below:

For the year ended December 31
2023
The number of warrants

Warrants and rights to shares for the beginning of the year	69,390,020

Warrants to shares that were awarded during the year	-

Warrants that expired during the year	-

Warrants to shares for the end of the year	69,390,020

●	Here below is data that was used while deciding the fair value of the option:

Series A
Stock price (in ILS)	0.589
Exercise price	1.6
Dividend rate	0%
Vesting term	4 years
Risk-free interest	0.3%
Standard deviation	43%

Series A
Stock price (in ILS)	0.589
Exercise price	2.91
Dividend rate	0%
Vesting term	2.25-5 years
Risk-free interest	0.4%-0.13%

Series B for allocation that was given in March 2022 (*)
Stock price (in ILS)	0.427
Exercise price	2.7065
Dividend rate	0%
Vesting term	2-4 years
Risk-free interest	1.4%

(*)	As stated above following the expiration of the options to Mr. Schorer and re-granting in March 2023.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 22 – Share capital and premium on the shares (continued)

Given that the Company met milestones no. 2 and 3 that were set in the merger agreement between the Company, Global Automax and its shareholders at the time (the current shareholders in the Company), and between M.R.M Merchavit Holdings and Management Ltd. (the initiator of the transaction), on March 28th 2023 it allocated to the controlling shareholders in the Company an additional 168,105,258 ordinary shares of the Company, which constituted 41% of the Company’s issued and paid-up share capital after the allocation. The controlling shareholders hold together as of the day the financial statements are signed about 55.65% of the Company’s issued and paid-up share capital.

Following the approval of the general assembly of the Company’s shareholders, which took place on May 8th 2023, on May 21st 2023 the Company’s registered share capital and its issued and paid-up share capital were consolidated at a ratio of 1:5, in such a way that every five (5) ordinary shares in the Company’s registered share capital and in its issued and paid-up share capital, that the denominated value of each one of them is 0.01 ILS, were consolidated into one (1) share that its denominated value is 0.05 ILS and the articles of association were accordingly amended.

Following the approval of the Company’s board of directors, on June 28, 2023 8,000,000 ordinary shares of the Company that the denominated value of each one is 0.05 ILS were allocated to 3 investors in exchange for a total investment of NIS 4,000,000 at a price of 50 Agorort per share by way of a private offer.

On July 26, 2023, the Company allocated 733,592 (non-tradable) warrants, which can be exercised up to 733,592 ordinary shares of the Company, to Leumi Partners Ltd., as part of the consideration for the distribution services they provided to the Company in connection with the Company’s bond offering (series B). The warrants can be exercised in full on the date of their allocation and for a period of 48 months thereafter, at an exercise price of NIS 3 per share.

Following the approval of the Company’s board of directors, on December 31, 2023 14,285,714 ordinary shares of the Company were allocated by way of a private offer at a price of 70 Agorot per share in exchange for an offset of a current credit of suppliers in the sum of 10,000,000 NIS because of an inventory of about 90 vehicles that the Company purchased and they were given to it.

During 2023 expenses with respect to the awarding of options in the amount of 2,549 thousand ILS were recorded in the income statement, and in 2022 expenses with respect to the awarding of options in the amount of 9,976 thousand ILS were recorded in the income statement.

Note 23 - Financial instruments

Financial risk factors

The Group’s activities expose it to various financial risks, such as a market risk (foreign exchange risk, consumer price index risk, interest rate risk), credit risk and liquidity risk. The Group uses derivative financial instruments in order to reduce certain exposures to risks.

1.	Foreign currency risk

The Group imports vehicles from suppliers abroad, and is exposed to an exchange rate risk, which arises from exposure to various currencies, mainly the Euro and Polish zloty. An exchange rate risk arises from future commercial transactions, recognized assets and recognized liabilities that are in a currency, which isn’t the Group’s measurement currency, including transactions in foreign currency derivative instruments. The Group’s exposure to the foreign currency also derives from the fact that you cannot completely link the sales price of the vehicles to changes in the exchange rates of the foreign currency. In addition, a change in the prices of new vehicles, which are affected by changes in foreign currency exchange rates, may also affect the value of the Group’s vehicle inventory.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 23 - Financial instruments (continued)

Here below is a segmentation of the balances that are shown in the financial statement:

	As of 31 December 2023
	Non-linked NIS	Canadian dollar	US dollar	European Euro	Pound sterling	Polish zloty	Total
	Thousands of NIS
Total assets
Cash and cash equivalents	1,480	5	48	16	1	2	1,552
Trade receivables	26,552	-	-	-	-	-	26,552
Other receivables	14,296	-	-	-	-	-	14,296
Long-term deposits	409	-	-	-	-	-	409
	42,737	5	48	16	1	2	42,809
Total liabilities
Overdraft	(8)	-	-	-	-	-	(8)
Credit from banking corporations and financing institutions	(143,229)	-	-	-	-	-	(143,229)
Suppliers and service providers	(3,205)	(2,941)	(6,215)	(3,809)	-	-	(16,169)
Other accounts payable	(12,698)	-	(11,097)	-	-	-	(23,795)
Liabilities with respect to bonds	(41,447)	-	-	-	-	-	(41,447)
	(200,587)	(2,941)	(17,312)	(3,809)	-	-	(224,648)
	(157,850)	(2,936)	(17,264)	(3,792)	1	2	(181,839)

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 23 - Financial instruments (continued)

	As of December 31, 2022
	Non-linked NIS	Canadian dollar	US dollar	European Euro	Pound sterling	Polish zloty	Total
	Thousands of NIS
Total assets
Cash and cash equivalents	2,135	9	28	164	1	-	2,234
Trade receivables	16,876	-	-	943	-	-	17,819
Other receivables	2,498	527	-	2,806	-	798	6,629
Long-term deposits	535	-	-	-	-	-	535
	21,941	536	28	3,913	1	798	27,217
Total liabilities
Credit from banking corporations and financing institutions	(145,067)	-	-	-	-	-	(145,067)
Suppliers and service providers	(6,079)	(16,253)	(526)	(6,967)	-	(293)	(30,118)
Other accounts payable	(8,457)	-	(10,455)	-	-	-	(18,912)
Liabilities with respect to bonds	(47,109)	-	-	-	-	-	(47,109)
	(206,712)	(16,253)	(10,981)	(6,967)	-	(293)	(241,206)
	(184,771)	(15,717)	(10,953)	(3,054)	1	505	(213,989)

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 23 - Financial instruments (continued)

The table here below reasonably demonstrates the sensitivity test to a possible change to the various exchange rates when all other variables are unchanged. The impact on the Company’s pre-tax profit is due to the changes in the fair value of financial assets and liabilities, including foreign currency derivatives. The Company’s exposure to foreign currency risk, based on nominal values, is as follows: (in thousands of ILS)

		As of 31 December 2023
		Increase		Decrease
	Note	Profit (loss)	Capital	Profit (loss)	Capital
Change in the exchange rate of:
Canadian dollar by 5%	(1)	(147)	(147)	147	147
US Dollar by 5%	(2)	(554)	(554)	554	554
Euro by 5%	(3)	(52)	(52)	52	52
Polish zloty by 5%	(3)	109	109	(109)	(109)
Pound sterling by 5%		86	86	(86)	(86)

		As of December 31, 2022
		Increase		Decrease
	Note	Profit (loss)	Capital	Profit (loss)	Capital
Change in the exchange rate of:
Canadian dollar by 5%	(1)	(812)	(812)	812	812
US Dollar by 5%	(2)	(523)	(523)	523	523
Euro by 5%	(3)	549	549	(549)	(549)
Polish zloty by 5%	(3)	515	515	(515)	(515)
Pound sterling by 5%		79	79	(79)	(79)

(1)	The sensitivity mainly stems from supplier balances that are denominated a foreign currency.

(2)	The sensitivity mainly stems from accounts payable balances that are denominated in a foreign currency.

(3)	The sensitivity mainly stems from receivable balances that are denominated in a foreign currency.

Here below is data regarding the significant exchange rates:

	For the year that ended		on December 31st
	2023	2022	2023	2022
	% change		Spot rate at the time of the report
Canadian dollar exchange rate	5.20	5.95	2.739	2.596
US dollar exchange rate	2.98	11.62	3.627	3.519
Euro exchange rate	6.45	6.24	4.012	3.753
Polish Zloty exchange rate	12.39	4.32	0.913	0.799
Pound Sterling exchange rate	8.29	0.81	4.620	4.237

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 23 - Financial instruments (continued)

2.	Credit risk

Credit risk is the risk that the counter party will not meet its obligations as a customer or its obligations that arise from a financial instrument, which will result in a loss for the Group. The Group’s incomes derive mainly from customers in Israel. In addition, the Group regularly monitors customer debts and the terms of the credit it grants, and the financial statements include allocations for doubtful debts that adequately reflect, in the opinion of the Company’s management, the inherent loss in debts that their collection is in doubt. The Group is exposed to credit risk because of its operational activity (mainly because of customer balances) and its financial activity, including loans that the Group has provided, transactions in a foreign currency and other financial instruments.

Here below is information regarding the maximum exposure to credit risks (book value):

	on December 31st
	2023	2022
	Thousands of NIS
Cash and cash equivalents	1,552	2,234
Trade receivables	26,552	17,819
Accounts receivable and debit balances	14,296	6,629
Deposits	409	535
Short-term credit	(141,430)	(141,392)
Suppliers	(16,169)	(30,118)
Accounts payable and credit balances	(23,795)	(18,912)
Long-term loans and debts	(1,807)	(3,675)
Liabilities with respect to bonds	(41,447)	(47,109)
	(181,839)	(213,989)

3.	Liquidity risk

The Company’s goal regarding the liquidity risk is to maintain the extent of cash balances and other liquid assets in a way that will allow for the preservation of a level of liquidity, which is sufficient for meeting all of its financial obligations - both under regular conditions and in extreme scenarios, and without the occurrence of unwanted losses.

The table below shows the repayment dates of the Group’s financial liabilities according to the contractual terms in uncapitalized amounts (including interest payments):

	Book value	Projected cash flow	First year	Second year	Third to fifth year
	Thousands of NIS
December 31, 2023
Suppliers and service providers	16,169	16,169	16,169	-	-
Accounts payable and credit balances	23,795	23,795	23,795	-	-
Credit and loans from banking and other corporations	199,707	204,140	165,908	16,872	21,360
	239,671	244,104	205,872	16,872	21,360

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 23 - Financial instruments (continued)

	Book value	Projected cash flow	First year	Second year	Third to fifth year
	Thousands of NIS
December 31, 2022
Suppliers and service providers	30,118	30,118	27,975	2,143	-
Accounts payable and credit balances	14,646	14,646	14,646	-	-
Credit and loans from banking and other corporations	192,174	192,945	150,311	11,237	31,397
	236,938	237,709	192,932	13,380	31,397

4.	Interest rate risk

The Group is exposed to a risk due to changes in the market interest rate that arises from loans, which carry a variable interest. Loans that carry fixed interest rates expose the Group to an interest rate risk because of a fair value. The Company only accepts credit limits and prime-linked loans.

Interest rate sensitivity analysis

The sensitivity analysis is determined based on the exposure to interest rates of derivative and non-derivative financial instruments during the period of the report. The sensitivity analysis regarding liabilities that carry a variable interest was prepared under the assumption that the sum of the liabilities at the end of the period of the report remained the same throughout the entire year of the report.

A 1% change in the interest rates at the end of the period of the report would increase (decrease) the capital and the profit and loss in the amounts shown below (after taxes). This analysis was done under the assumption that the other variables, and especially the foreign exchange rates, remained constant. The analysis regarding 2022 is done according to the same basis.

Effect of a 1% change in the interest rate
on December 31st
2023	2022
Thousands of NIS
9,990	6,911

Note 24 - Income Tax

Tax rates applicable to the Group

The applicable corporate tax rate in Israel for 2022 – 2023 is 23%.

An assembly of people is liable for tax on real capital gain at the corporate tax rate, which is applicable in the year of sale.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 24 - Income Tax (continued)

Income tax assessments

The companies within the Group have not yet been assessed by the Income Tax Authorities from the day they were incorporated.

Carried forward losses

The companies of the Group have business losses for tax purposes, which are carried forward to the following years, and as of December 31, 2023, these losses amount to approx. 7.3 million ILS, and as of December 31, 2022 they amounted to– approx. 6.3 million ILS. As a result of these losses, deferred taxes in the amounts of approx. 3 million ILS for 2023 and 3.3 million ILS for 2022 were acknowledged in the financial statements. The losses of the subsidiary that is tax liable in New York, USA, are acknowledged from the date it was decided during 2020 to dissolve that subsidiary as losses for tax purposes in Israel. Therefore, starting from the date of that aforesaid decision the Group acknowledged a tax asset with respect to these losses.

According to an agreed tax ruling from December 10, 2020, which was given with respect to the merger transaction (hereinafter: the “Ruling”), every kind of loss of the Company for tax purposes, including losses that would be decided as a result of any tax assessments prior to the finalization of the merger, and including any losses incurred by the Company during or as a result of the dissolution of subsidiaries, shall be deleted and would no longer be available in any way for a direct or indirect carrying forward and/or offset and/or deduction and/or capitalization. In addition, according to the Ruling, the Company and/or a party close to it (as this term is defined in section 88 of the Ordinance) will not be left in any way with a balance of advance payments on the expense of its excess expenses, which can be transferred and utilized in the following tax years, nor will the Company and/or the party close to it be left with any kind of credit balance due to foreign taxes and/or with any kind of tax balance, which was deducted and not yet used and is associated to it, and which can be transferred and credited and/or deducted in any way starting from the date of completion of the merger transaction.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 24 - Income Tax (continued)

Deferred taxes

Deferred taxes – composition and movements:

			Employee
		Carried	and
	Intangible	forward	others’	Other
	assets	losses	benefits	differences	Total
	Thousands of NIS
Balance as for January 1, 2022	109	1,494	169	1,890	3,662
Changes that were imputed to the income statement	156	(1,171)	3	654	(358)
Changes that were imputed to the comprehensive income statement	-	-	29	-	29
Balance as of December 31, 2022	265	323	201	2,544	3,333
Changes that were imputed to the income statement	89	1,375	(123)	(1,704)	(363)
Changes that were imputed to the comprehensive income statement	-	-	35	-	35
Balance as for December 31, 2023	354	1,698	113	840	3,005

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 24 - Income Tax (continued)

Theoretical tax

	on December 31st
	2023	2022
	Thousands of NIS
Profit (loss) before taxes on income	(17,017)	671
The Company’s share in profits (losses) of companies that are handled according to the method of the balance sheet value	(577)	585
Profit (loss) when the Company’s share in the losses of companies that are handled according to the method of the balance sheet value is neutralized	(16,440)	1,256
Statutory tax rate	23%	23%
Tax expenses (incomes) according to the statutory tax rate	(3,781)	289

Increase (decrease) of income tax amounts due to:
Non-deductible expenses and exempted incomes	154	213
Temporary differences and losses for tax purposes in respect of which no deferred taxes were imputed	1,027	1,136
Carried forward losses that because of them deferred taxes were created for the first time	-	(81)
Differences in the basis of the measurement and other differences	2,958	374
Tax expenses (incomes) in the income statement	358	1,931

Note 25 – Incomes

	For the year that ended December 31st
	2023	2022
Incomes from selling new vehicles	346,922	434,786
Incomes from selling used vehicles	64,012	11,094
Incomes from accessories	4,971	6,052
Other Incomes	3,027	1,685
	418,932	453,617

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 26 - Cost of sales

	For the year that ended December 31st
	2023	2022
Inventory at the beginning of the year	176,864	79,168
Cost of vehicles	362,725	449,860
Purchase commissions	10,392	25,857
Vehicle transportation	5,593	6,757
Depreciation and amortizations	3,719	3,611
Fuel, spare parts, repairs and vehicle fees	3,084	2,345
Salaries	2,297	2,112
Miscellaneous	62	71
Less the inventory at the end of the year	(183,647)	(176,863)
	381,089	392,918

Note 27 - Sales and marketing expenses

	For the year that ended December 31st
	2023	2022
Salaries of sales agents	12,090	10,483
Advertisement and sale promotion	10,147	13,184
Depreciation and amortizations	4,500	3,563
Credit cards commissions	420	305
Miscellaneous	37	77
	27,194	27,612

Note 28 - General and administrative expenses

	For the year that ended December 31st
	2023	2022
Salaries and salary related payments	3,979	4,483
Professional Services	2,795	3,518
Office maintenance	2,488	2,375
Depreciation and amortizations	2,167	1,009
Miscellaneous	1,935	1,387
Taxes and fees	1,394	1,267
Consultation	1,124	1,430
Traveling abroad	1,083	1,266
Bad debts	-	114
	16,965	16,849

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 29 – Financing expenses, net

	For the year that ended December 31st
	2023	2022
Financing expenses
Interest for banking corporations	11,768	4,347
Bond interest	2,808	2,483
Fees for banking corporations	1,121	1,132
Interest for commitment to lease agreements	1,133	951
Miscellaneous	-	22
Exchange rate differences	1	-
Miscellaneous	-	-
	(16,831)	(8,935)
Financing revenue
Exchange rate differences	6,971	3,511
Incomes of Interest from related companies	750	188
Incomes of interest from related companies	(1)	3
Incomes from deposit interest	2	1
	7,722	3,703
Net financing expenses	(9,109)	(5,232)

Note 30 - Loss per share:

A.	Loss per share:

The basic loss per share is calculated by dividing the loss that is attributed to the holders of the Company’s ordinary shares by the weighted average of the number of issued ordinary shares

	For the year that ended on December 31
	2023	2022
	Thousands of NIS
Loss that is attributed to the Company’s shareholders	(16,384)	(1,104)
The weighted average of the number of issued ordinary shares	77,377,503	47,785,204
Basic loss per share (ILS)	(0.21)	(0.02)

The number of shares that was used for calculating the loss per share in the periods that preceded the date of the reverse purchase, has been retroactively adjusted according to the exchange rate that was decided in the merger agreement.

B.	Diluted loss per share

The diluted loss per share is calculated by adjusting the weighted average of the number of ordinary shares by including all potential ordinary shares with dilutive impacts. The diluted loss per share as for the reported years is equal to the basic loss per share because the impact is anti-dilutive.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 31 - Concentration of balances and transactions with related parties

a.	The composition:

	on December 31st
	2023	2022
	Thousands of NIS
Accounts receivable and debit balances	433	161
Options	19,144	16,806
Commitment to controlling shareholders (the previous shareholders of Global Automax)	495	495

Transactions with related and interested parties – general

Some of the Company’s employees and its service providers are parties who are related to the Company. Some of them might be parties who are related to the Company’s shareholders, according to their identification on any date.

The Company’s key people as of December 31, 2023 are the Company’s CEO, Chief Business Officer, CFO, VP of Trade, Chief of Technology, the Company’s Manager of Regulation and Chain of Branches, and the Manager of HQ and Business Development. There had been no personnel changes amongst the Company’s managerial key people during the period of the report.

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 31 - Concentration of balances and transactions with related parties (continued)

Here below are the total expenses that were paid or received by the Company to/from related parties during the period of the report:

	The nature of the	For the year ended December 31
	expense	2023	2022
		Thousands of NIS
Company shareholders	Management fees	1,200	1,200

	Granting options	701	5,688

	Interest on loans	-	-

Key people in the Company who are related parties:
VP of Trade	Salary	440	616
	Options	312	1,264
	Interest	(7)	(6)
Vice President of Technology, Standardization and the Manager of the Chain of Branches	Salary	440	615
	Options	312	1,264
VP of HQ and Business Development	Salary	440	616
	Options	312	1,264
Payments to suppliers who are related parties:		782	872

Automax Hasharon (a consolidated company that was included last year)	Commissions	-	-
	Interest	-	-

Automax HaShefala (an included company)	Commissions	1,390	41
	Interest	(35)	(5)

Automax Netanya (a consolidated company that was included last year)	Commissions	-	47
	Interest	-	(3)

Dalhom Automax (an included company)	Interest	(678)	(192)

Automax Motors Ltd.

Notes to the consolidated financial statements

(in thousands ILS)

Note 31 - Concentration of balances and transactions with related parties (continued)

Owner’s loans

Prior to the completion of the merger transaction, three stakeholders in the subsidiary provided in April 2019 loans to the Company in the total sum of 1.5 million ILS, which carried an interest rate of 6% per annum, and their repayment date was December 31, 2019. During 2020, an amendment to the agreement was signed with the above three stakeholders according to which the repayment dates of the loans were extended until December 31, 2020, and also that from January 1, 2020 the loans will carry an interest rate of 9.5% per annum. On December 24, 2020, another amendment to the agreement was signed according to which the repayment dates of the loans were extended until February 28, 2021. At the beginning of 2021, the aforementioned loans were repaid in full.

Note 32 - Significant events after the Period of the Reports

1.	On January 11, 2024, Global Automax received from a banking corporation a state-guaranteed loan in the sum of 16 million NIS. The loan carries an annual interest of prime + 1.5%, and it is not linked to any linkage base. The loan was granted for a period of 60 months, and it will be repaid in 57 equal monthly payments of principal and interest, while the first 3 months of the loan will constitute a grace period in which the principal and loan will not be repaid. As is customary in state-guaranteed loans, Global Automax deposited at the banking corporation an interest-accruing deposit against the loan that its sum is 5% of the principal of the loan, and this deposit will be encumbered with a permanent lien in the first degree in favor of the banking corporation.

2.	Following what was said in note 21.S above, on January 17, 2024, the Company received a bridging loan in the amount of 1.4 million dollars as an advance payment in the expected investment within the merger transaction with the Absorbing Company. The loan will be repaid at the earliest date out of the following:

(a)	if the merger agreement is canceled (in case that is has been signed) in accordance with its terms - then within 3 months from the date of its cancellation; (b) on the date of completion of the merger agreement, by way of converting the loan and the interest that was accrued thereon into equity on the expense of the amount that the Absorbing Company will undertake to invest in the Company on the date the merger is completed (as of this date this sum is 4,250,000 US dollars); or (c) on July 15, 2024 (Hereinafter: “The Repayment Date”).

The loan carries an annual interest of 7% (if the merger transaction will not be completed before the Repayment Date then 2% will be added to the annual interest), and it is not linked to any linkage base. On the Repayment Date the loan (principal and interest) will be repaid in one payment (or it converted into equity)

3.B.	On February 28, 2024, the Company paid the second payment of principal and interest for the bonds (series B) that its total sum was approximately 8 million NIS. After this payment, the Company repaid 25% of the principal of the bonds (series B).

4.	Following the approval of the Company’s audit and balance committee and compensation committee and the Company’s board of directors, on March 24th 2024 the general assembly of the Company’s shareholders approved: (a) the extension of the service agreement between the Company and Haim Levy - Trade Inn Ltd., a company that is owned by Mr. Daniel Levy, regarding the provision of CEO services for an additional three-years; (b) the extension of the service agreement between the Company and A. Yinon (2015) Ltd., a company that is owned by Mr. Yinon Amit, regarding the provision of the services of a chief business manager for an additional three-years; (c) the extension of the indemnification and exemption letters to the officers and directors who are amongst the controlling shareholders, their relatives, or who are serving on behalf of the controlling shareholders, or which the controlling shareholders have a personal interest in their provision; (d) the Company’s updated compensation policy; and (e) the extension of a lease agreement with third parties regarding a lot that is used as a logistics warehouse in Jerusalem.